Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259731

PROSPECTUS SUPPLEMENT NO. 9

(To the Prospectus dated May 19, 2022)

Up to 64,020,756 Shares of Common Stock

Up to 13,824,992 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 5,200,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated May 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259731). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 13,824,992 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 5,200,000 shares of common stock that are issuable upon the exercise of 5,200,000 warrants (the “Private Warrants”) originally issued in a private placement to LGL Systems Acquisition Holding Company, LLC (the “Sponsor”) in connection with the initial public offering of LGL Systems Acquisition Corp. (“LGL”) and (ii) up to 8,624,992 shares of common stock that are issuable upon the exercise of 8,624,992 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of LGL.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 64,020,756 shares of common stock consisting of (a) up to 12,500,000 shares of common stock issued in a private placement pursuant to subscription agreements (the “Subscription Agreements”) entered into on March 15, 2021, (b) up to 2,904,375 shares of common stock issued in a private placement to the Sponsor in connection with the initial public offering of LGL (the “Founder Shares”), (c) up to 5,200,000 shares of common stock issuable upon exercise of the Private Warrants and (d) up to 43,416,381 shares of common stock (including up to 81,412 shares of common stock issuable pursuant to outstanding options, 7,465,923 shares of common stock issuable in connection with the vesting and settlement of restricted stock units, and 560,703 shares of common stock that were issued as Earnout Shares on September 17, 2021) pursuant to that certain Amended and Restated Registration Rights Agreement, dated August 26, 2021, between us and the selling securityholders granting such holders registration rights with respect to such shares and (ii) up to 5,200,000 Private Warrants.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IRNT” and “IRNT.WS,” respectively. On November 11, 2022, the last reported sales price of our common stock on NYSE was $0.6476 per share and the last reported sales price of our Warrants was $0.0699 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 14, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2022

IronNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39125	83-4599446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7900 Tysons One Place, Suite 400

McLean, VA 22102

(Address of principal executive offices, including zip code)

(443) 300-6761

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IRNT	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IRNT.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On November 14, 2022, IronNet, Inc. (the “Company”) expects to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register up to $25,750,000 of the Company’s common stock, par value $0.0001 per share (the “Registration Statement”).

In connection with the expected filing of the Registration Statement and the expected incorporation by reference of the Company’s financial statements (and the related report of the Company’s independent registered public accounting firm) as part of the Registration Statement by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2022 (the “Form 10-K”), the Company is refiling as (i) Exhibit 99.1 hereto Part II, Item 8, Financial Statements and Supplementary Data, which includes its consolidated financial statements that were previously included in the Form 10-K and the related report of the Company’s independent registered public accounting firm and (ii) Exhibit 99.2 hereto Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-K. The financial information filed as Exhibits 99.1 and 99.2 hereto is identical to that included in the Form 10-K other than (i) an update to “Liquidity and Capital Resources” in Part II, Item 7 and (ii) an update to “Liquidity” in Note 1 to the consolidated financial statements in Part II, Item 8. The updates reflect the change in our assessment that was made at the time of the filing of our Quarterly Report on Form 10-Q for the quarter ended July 31, 2022 (the “Form 10-Q”) as to whether substantial doubt exists about our ability to continue as a going concern. The report of the Company’s independent registered public accounting firm included in Exhibit 99.1 hereto likewise includes an explanatory paragraph relating to the Company’s ability to continue as a going concern. Other than as described in the preceding sentences, Exhibits 99.1 and 99.2 do not revise, modify, update or otherwise affect the Form 10-K.

This Form 8-K is being filed only for the purposes described above, and all other information in the Form 10-K remains unchanged. In order to preserve the nature and character of the disclosures set forth in the Form 10-K, the items included in Exhibits 99.1 and 99.2 of this Form 8-K have been updated solely for the matters described above. No attempt has been made in this Form 8-K to reflect other events or occurrences after the date of the filing of the Form 10-K on May 2, 2022, and it should not be read to modify or update other disclosures as presented in the Form 10-K. As a result, this Form 8-K should be read in conjunction with the Form 10-K and the Company’s filings made with the SEC subsequent to the filing of the Form 10-K. References in the attached exhibits to the Form 10-K or parts thereof refer to the Form 10-K for the year ended January 31, 2022, filed on May 2, 2022.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

99.1	Part II, Item 8, Financial Statements and Supplementary Data.

99.2	Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRONNET, INC.

	By:	/s/ Cameron Pforr
Date: November 14, 2022		Cameron Pforr
Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-263663 and 333-261158) of IronNet, Inc. of our report dated May 2, 2022, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, as to which the date is November 14, 2022, relating to the financial statements, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP

Washington, District of Columbia

November 14, 2022

Exhibit 99.1

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of IronNet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IronNet, Inc. and its subsidiaries (the “Company”) as of January 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of changes in stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss, negative cash outflows from operating activities, and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Washington, District of Columbia

May 2, 2022, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, as to which the date is November 14, 2022

We have served as the Company’s auditor since 2019.

IronNet, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	As of January 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$47,673	$31,543
Accounts receivable	1,991	1,643
Unbilled receivables	4,637	1,425
Related party receivables and loan receivables	3,233	3,599
Account and loan receivables	9,861	6,667
Inventory	4,581	2,180
Deferred costs	2,599	2,068
Prepaid warranty	829	1,037
Prepaid expenses	3,660	2,046
Other current assets	1,458	126
Total current assets	70,661	45,667
Deferred costs	3,243	2,056
Property and equipment, net	5,606	2,792
Prepaid warranty	1,229	878
Deposits and other assets	493	298
Total assets	$81,232	$51,691
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$2,348	$1,922
Accrued expenses	4,709	2,591
Deferred revenue	16,049	12,481
Deferred rent	159	134
Short-term PPP loan	—	3,487
Income tax payable	542	88
Other current liabilities	689	689
Total current liabilities	24,496	21,392
Deferred rent	769	928
Deferred revenue	17,517	21,563
Warrants	7	—
Long-term PPP loan	—	2,093
Other long-term liabilities	—	689
Total liabilities	42,789	46,665
Stockholders’ equity
Preferred stock, $0.0001 par value; 100,000 shares authorized; none issued or outstanding	—	—
Class A common stock; $0.0001 par value; 500,000 shares authorized; 88,876 and 66,934 shares issued and outstanding at January 31, 2022 and January 31, 2021, respectively	9	7
Additional paid-in capital	455,849	180,853
Accumulated other comprehensive (loss) income	271	40
Accumulated deficit	(417,686)	(175,039)
Subscription notes receivable	—	(835)
Total stockholders’ equity	38,443	5,026
Total liabilities and stockholders’ equity	$81,232	$51,691

The accompanying notes are an integral part of these financial statements.

IronNet, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,
	2022	2021
Product, subscription and support revenue	$25,347	$24,701
Professional services revenue	2,197	4,526
Total revenue	27,544	29,227
Cost of product, subscription and support revenue	8,225	5,393
Cost of professional services revenue	1,158	1,629
Total cost of revenue	9,383	7,022
Gross profit	18,161	22,205
Operating expenses
Research and development	52,899	25,754
Sales and marketing	82,922	30,381
General and administrative	112,099	21,347
Total operating expenses	247,920	77,482
Operating loss	(229,759)	(55,277)
Other income	25	71
Other expense	(1,183)	(90)
Change in fair value of warrants liabilities	(11,265)	—
Loss before income taxes	(242,182)	(55,296)
Provision for income taxes	(465)	(77)
Net loss	$(242,647)	$(55,373)
Basic and diluted net loss per common share	$(3.03)	$(0.86)
Weighted average shares outstanding, basic and diluted	79,953	64,562

The accompanying notes are an integral part of these financial statements.

IronNet, Inc.

Consolidated Statements of Comprehensive Loss

($ in thousands)

	Year Ended January 31,
	2022	2021
Net loss	$(242,647)	$(55,373)
Change in net unrealized (losses) gains on available for sale investments, net of tax	—	(397)
Foreign currency translations adjustment, net of tax	231	42
Total comprehensive loss	$(242,416)	$(55,728)

The accompanying notes are an integral part of these financial statements.

IronNet, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended January 31, 2022 and 2021

($ in thousands, number of preferred stock and common stock in thousands)

	Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid- In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Subscription Notes Receivable	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2020, as previously reported	794	$32,500	1,217	$88,711	36,138	$4	17,607	$2	$2,041	$(119,666)	$394	$(900)	$(118,125)
Retroactive application of recapitalization (1)	(794)	(32,500)	(1,217)	(88,711)	23,984	2	(17,607)	(2)	121,194	—	—	—	121,194
Adjusted Balance at January 31, 2020	—	$—	—	$—	60,122	$6	—	$—	$123,235	$(119,666)	$394	$(900)	$3,069
Issuance of common stock	—	—	—	—	6,812	1	—	—	57,608	—	—	—	57,609
Interest earned on subscription notes receivable	—	—	—	—	—	—	—	—	16	—	—	(16)	—
Payments on subscription notes receivable	—	—	—	—	—	—	—	—	—	—	—	81	81
Stock-based compensation	—	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	(396)	—	(396)
Net loss	—	—	—	—	—	—	—	—	—	(55,373)	—	—	(55,373)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	—	—	—	—	—	—	42	—	42
Balance at January 31, 2021	—	$—	—	$—	66,934	$7	—	$—	$180,853	$(175,039)	$40	$(835)	$5,026
Issuance of common stock	—	—	—	—	755	—	—	—	365	—	—	—	365
Merger recapitalization (Note 3)	—	—	—	—	4,555	1	—	—	(12,027)	—	—	—	(12,026)
PIPE Shares	—	—	—	—	12,500	1	—	—	109,857	—	—	—	109,858
Issuance of common stock related to Public Warrants	—	—	—	—	29	—	—	—	330	—	—	—	330
Issuance of common stock related to Private Warrants	—	—	—	—	3,188	—	—	—	21,492	—	—	—	21,492
Issuance of earnout	—	—	—	—	1,078	—	—	—	—	—	—	—	—
Interest earned on subscription notes receivable	—	—	—	—	—	—	—	—	8	—	—	(8)	—
Settlement of related party loan receivable for common shares	—	—	—	—	(108)	—	—	—	(1,075)	—	—	—	(1,075)
Payment of note receivable and settlement of note receivables for common shares	—	—	—	—	(55)	—	—	—	(550)	—	—	843	293
Stock-based compensation	—	—	—	—	—	—	—	—	156,596	—	—	—	156,596
Net loss	—	—	—	—	—	—	—	—	—	(242,647)	—	—	(242,647)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	—	—	—	—	—	—	231	—	231
Balance at January 31, 2022	—	$—	—	$—	88,876	$9	—	$—	$455,849	$(417,686)	$271	$—	$38,443

(1)

Prior to the Merger, as discussed in Note 3, Legacy IronNet Series A and Series B preferred stock were converted 1:10 to Legacy IronNet Class A common stock and Legacy IronNet Class B common stock was converted 1:1 to Legacy IronNet Class A common stock. All Legacy IronNet Class A common stock was then converted to Legacy LGL Class A common stock at the Exchange Ratio of approximately 0.8141070. The conversion has been retroactively restated as of January 31, 2020.

The accompanying notes are an integral part of these financial statements.

IronNet, Inc.

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended January 31,
	2022	2021
Cash flows from operating activities
Net loss	$(242,647)	$(55,373)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	—
Depreciation and amortization	1,092	1,162
Loss (Gain) on sale of fixed assets	(6)	219
Bad debt expense	—	33
Employee stock based compensation	156,596	(6)
Non-cash interest expense	1,155	—
Change in fair value of warrants liabilities	11,265	—
Non-cash interest on amounts due from stockholder	(8)	—
Changes in operating assets and liabilities:		—
Accounts receivable	(3,194)	(3,356)
Deferred costs	(1,718)	(1,038)
Inventories	(2,401)	(217)
Prepaid expenses	(1,614)	(538)
Other current assets	(2,407)	(72)
Deposits and other assets	(196)	104
Prepaid warranty	(144)	424
Accounts payable	398	1,628
Accrued expenses	971	751
Income tax payable	454	76
Other short-term liabilities	(689)	—
Deferred rent	(134)	(158)
Deferred revenue	(477)	13,711
Warrants	20	—
Net cash used in operating activities	(83,684)	(42,650)
Cash flows from investing activities	—
Purchases of property and equipment	(3,880)	(952)
Proceeds from the sale of fixed assets	8	61
Proceeds from the maturity of investments	—	1,003
Net cash (used in) provided by investing activities	(3,872)	112
Cash flows from financing activities
Proceeds from issuance of common stock	694	57,593
Proceeds from borrowing SVB Bridge loan	15,000	—
Proceed from borrowing PPP loan	—	5,580
Payment of loan—SVB Bridge	(15,000)	—
Payment of PPP loan	(5,580)	—
Merger recapitalization	4,213	—
Proceeds from PIPE shares	125,000	—
Payment of transaction costs	(21,179)	—
Proceeds from stock subscriptions	293	81
Net cash provided by financing activities	103,441	63,254
Effect of exchange rate changes on cash and cash equivalents	245	21
Net change in cash and cash equivalents	16,130	20,737
Cash and cash equivalents	—
Beginning of the period	$31,543	$10,806
End of the period	47,673	31,543
Supplemental disclosures of non-cash investing and financing activities
Interest earned on subscription notes receivable	$8	$16
Unpaid purchases of property and equipment	(28)	—
Non-cash settlement of related party loan receivable for common shares	(1,075)	—
Initial classification of warrant liabilities	10,234	—
Cashless exercise of warrants classified as liabilities	$(10,214)	$—

The accompanying notes are an integral part of these financial statements.

IronNet, Inc.

Notes to Consolidated Financial Statements

(in thousands, unless stated otherwise)

1. Organization and Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

IronNet, Inc., formerly known as LGL Systems Acquisition Corporation (“Legacy LGL”), was incorporated in the state of Delaware on April 30, 2019 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On March 15, 2021, Legacy LGL entered into an Agreement and Plan of Reorganization and Merger (“Merger Agreement”), as amended on August 6, 2021, by and among Legacy LGL, LGL Systems Merger Sub Inc. (the “Merger Sub”) and IronNet Cybersecurity, Inc. (“Legacy IronNet”). On August 26, 2021, the Merger Agreement was consummated and the Merger was completed (the “Merger”). In connection with the Merger, Legacy LGL changed its name to IronNet, Inc., and the New York Stock Exchange (“NYSE”) ticker symbols for its Class A common stock and warrants were changed to “IRNT” and “IRNT.WS” respectively.

Throughout the notes to the consolidated financial statements, unless otherwise noted, “we,” “us,” “our,” “IronNet,” the “Company,” and similar terms refer to Legacy IronNet and its subsidiaries prior to the consummation of the transactions associated with the Merger, and IronNet, Inc. and our subsidiaries after the Merger.

Pursuant to the Merger Agreement, at the effective time of the Merger, (i) each outstanding share of Legacy IronNet common stock and preferred stock (with each share of Legacy IronNet preferred stock being treated as if it were converted into ten (10) shares of Legacy IronNet common stock on the effective date of the Merger) was converted into the right to receive (a) a number of shares of Company common stock equal to the Exchange Ratio (as defined below) and (b) a cash amount payable in respect of fractional shares of Legacy IronNet common stock that would otherwise be issued in connection with the foregoing conversion, if applicable, and (ii) each Legacy IronNet option, restricted stock unit, restricted stock award that was outstanding immediately prior to the closing of the Merger (and by its terms did not terminate upon the closing of the Merger) remains outstanding and (x) in the case of options, represents the right to purchase a number of shares of Company common stock equal to the number of shares of Legacy IronNet common stock subject to such option multiplied by the Exchange Ratio used for Legacy IronNet common stock (rounded down to the nearest whole share) at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio (rounded up to the nearest whole cent) and (y) in the case of restricted stock units and restricted stock awards, represent a number of shares of Company common stock equal to the number of shares of Legacy IronNet common stock subject to such restricted stock unit or restricted stock award multiplied by the Exchange Ratio (rounded down to the nearest whole share). In addition, Legacy IronNet stockholders and eligible holders of options, restricted stock unit awards and restricted stock awards (as applicable, only to the extent time vested as of the closing of the Merger) were also eligible to receive additional merger consideration in the form of a pro rata portion of 1,078 shares of Company common stock if the volume weighted average closing share price for the Company’s common stock equaled or exceeded $13.00 for ten (10) consecutive days during the two-year period following the closing of the Merger. This condition was satisfied and the additional shares of Company common stock were issued in September 2021.

The Merger was accounted for as a reverse recapitalization. Under this method of accounting, Legacy LGL has been treated as the acquired company for financial reporting purposes. This determination was primarily based on our existing stockholders being the majority stockholders and holding majority voting power in the combined company, our senior management comprising the majority of the senior management of the combined company, and our ongoing operations comprising the ongoing operations of the combined company. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Legacy IronNet issuing shares for the net assets of Legacy LGL, accompanied by a recapitalization. The net assets of Legacy LGL were recognized at fair value (which was consistent with carrying value), with no goodwill or other intangible assets recorded. Operations prior to the Merger in these financial statements are those of Legacy IronNet and the retained earnings of Legacy IronNet has been carried forward after the Merger. Share numbers and the related earnings (loss) per share calculations for all periods prior to the Merger have been retrospectively adjusted for the equivalent number of shares reflecting the exchange ratio established in the Merger. Refer to Note 3. Reverse Recapitalization for additional information.

Nature of Operations

IronNet provides a suite of technologies that provide real-time threat assessment and updates, behavioral modeling, big data analytics, and proactive threat detection and response capabilities as well as consulting services and training programs to protect against current and emerging cyber-threats.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of all subsidiaries, all of which are wholly owned for the years ended January 31, 2022 and 2021. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates and assumptions include, but are not limited to, the period of benefit for deferred commissions, the useful life of property and equipment, stock-based compensation expense, fair value of warrants, and income taxes. If the underlying estimates and assumptions upon which the financial statements are based change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Liquidity

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. For the year ended January 31, 2022, the Company incurred a net loss of $242.6 million, and as of January 31, 2022, the Company had an accumulated deficit of $417.7 million. In addition, during the year ended January 31, 2022, the Company used $83.7 million of cash in operating activities and had cash and cash equivalents of $47.7 million, with no debt outstanding as of the end of the fiscal year. Because of the numerous risks and uncertainties associated with the Company’s commercialization and development efforts, the Company is unable to predict when it will become profitable, and it may never become profitable. The Company’s inability to achieve and then maintain profitability would negatively affect its business, financial condition, results of operations and cash flows.

As of July 31, 2022, the Company had cash and cash equivalents of $9,650 and no debt. In February 2022, the Company entered into an equity line with Tumim Stone Capital, LLC (“Tumim”) under which the Company may, in its discretion, sell shares of its common stock to Tumim for proceeds of up to $175,000, subject to various conditions and limitations set forth in the purchase agreement with Tumim. Proceeds from sales of common stock under the equity line facility with Tumim may be available to the Company to fund future operations in the absence of any material adverse conditions. Based on the current price of our common stock as of the date of this report, we estimate that we would not be able to raise more than approximately $10,000 in proceeds under the equity line facility before we would need to obtain stockholder approval to issue additional shares.

On September 14, 2022, the Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with 3i LP (“3i”), which is an affiliate of Tumim, pursuant to which the Company issued a senior unsecured convertible promissory note to 3i for gross proceeds to the Company of $10,000. The initial promissory note has a principal balance of $10,300 and will have an 18-month term. Outstanding principal amounts will accrue interest at a rate of 5% per year. Beginning on the first day of the calendar month after 90 days have elapsed from the issuance of the initial promissory note, the Company will be obligated to make 15 monthly installment payments of principal and accrued interest. Subject to conditions and limitations set forth in the Securities Purchase Agreement, each of the Company and 3i may elect to convert outstanding principal and interest payments into shares of the Company’s common stock. Subject to a number of conditions set forth in the securities purchase agreement with 3i, including specified minimum trading prices and trading volumes, and the repayment or conversion of a specified portion of the initial convertible promissory note, the Company may borrow an additional $15,000 from 3i on the same terms and conditions as will be set forth in the initial convertible promissory note.

The timing and extent of spending to support the Company’s efforts to market and continue to develop its products in fiscal 2023 has been in excess of forecasted levels and the delayed timing and magnitude of contracts with customers have been below the levels previously anticipated. Based on the Company’s current operating plans and after considering the liquidity sources described above, management believes that the Company may not have sufficient cash and cash equivalents and capital resources to support planned operations for at least one year from the date of issuance of these consolidated financial statements. Management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

The Company’s future capital requirements will depend on many factors, including, but not limited to the rate of its growth, its ability to attract and retain customers and their willingness and ability to pay for the Company’s products and services, and the timing and extent of spending to support its multiple and ongoing efforts to market and continue to develop its products. Further, the Company may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. The proceeds available under the equity line with Tumim and under the convertible note financing with 3i may not be sufficient to fund the Company’s operations in which case the Company will be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If additional funds are not available to the Company on acceptable terms, or at all, the Company’s business, financial condition, and results of operations would be adversely affected.

In response to these conditions, the Company plans to continue to focus its activities on serving cybersecurity detection and response efficiencies of large, critical infrastructure companies and enterprises, including an increased focus on critical suppliers in the defense industrial base. The Company believes that significant opportunities exist for the Company to expand in these sectors, both in the United States and allies of the United States abroad. Growing its position in these customer segments would provide for additional cash flows to be generated from the Company’s operations. Although the Company has historically been successful in securing and implementing customer contracts, uncertainties exist about the ultimate size of this market and the timing and ability of the Company to continue to secure and to expand opportunities in these customer segments.

In parallel with this increased customer focus, the Company has undertaken efforts to reduce its operating expenses through a personnel reduction of approximately 35% of the workforce and has other planned reductions of expenses that are not closely directed towards these key focus areas. Additionally, the Company is also working to improve its operating margins through modifications to its cloud-based computing architectures with a goal of improving efficiencies. Both actions are underway.

Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly-liquid instruments readily convertible into known amounts of cash with original maturities of three months or less to be cash equivalents.

Account and Loan Receivable

Accounts receivable, including unbilled, are generated from contracts with customers. Management determines the need for an allowance for doubtful accounts by evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Management has evaluated the need for an allowance for doubtful accounts and no amounts were recorded as of January 31, 2022 and 2021.

Concentrations of Credit Risk

The Company’s assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Amounts on deposit in excess of federally insured limits of $250 or accounts not included in federally insured limits at January 31, 2022 approximates $46,695. Accounts receivable consist primarily of amounts due from commercial entities. Historically, the Company has not experienced significant losses related to accounts receivable and, therefore, believes that the credit risk related to accounts receivable is minimal.

Inventory

Inventory is stated at the lower of cost or net realizable value. No provisions have been made to reduce slow-moving, obsolete or unusable inventories to their net realizable values for January 31, 2022 and 2021. Substantially all of our inventory is finished goods.

Deferred Costs

The Company amortizes our contract fulfillment costs ratably over the contract term in a manner consistent with the related revenue recognition on that contract and are included in cost of revenue. These costs include appliance hardware and installation costs that are essential in providing the future benefit of the solution.

Deferred Commissions

Sales commissions paid to initially obtain a contract are considered incremental and recoverable costs and are deferred and then amortized on a straight-line basis over the period of benefit determined to be between one and five years, which includes the contractual and expected renewal periods. Incremental sales commissions that may be paid upon the renewal of a contract are also considered incremental and recoverable costs, which are deferred and amortized on a straight-line basis over the renewal period. The Company recognizes the incremental costs to initially obtain a contract with a customer on the consolidated balance sheet if the Company expects the benefit of those costs to be longer than one year. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statement of operations.

Sales commissions paid upon renewal are substantially lower than the commissions paid to initially obtain the contract and are expensed in the period the contract is renewed. The majority of customer contracts are annual and as a result these renewals commissions are paid on an annual basis.

Property and Equipment

Property and equipment is stated at cost and depreciated over the asset’s estimated useful life using the straight-line method. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. The Company has incurred repair and maintenance charges of $12 and $10 for the years ended January 31, 2022 and 2021, respectively. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation and amortization is removed and any resulting gain or loss is included in the results of operations.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Computer and other equipment	3-5 years

Leasehold improvements	Shorter of life of lease or life of asset

Furniture and fixtures	7 years

Software	3 years

Deferred Revenue (Contract Liabilities)

Deferred revenue, which is a contract liability, consists of amounts for which we have the unconditional right to bill or advance from customers for which have not yet recognized revenue. We generally bill our customers in advance. To the extent the Company bills customers in advance of the contract commencement date, the accounts receivable and corresponding deferred revenue amounts are netted to zero on the consolidated balance sheets, unless we have the unconditional right to receive the consideration at the time the customer has been invoiced. To the extent the Company has the unconditional right to bill or advance from customers, if the customer has not yet been invoiced, unbilled receivables are established for the amount for which we have the unconditional right to bill, with corresponding deferred revenue established for the portion for which we have not yet recognized revenue.

Foreign Currency Translation

The United States Dollar (USD) is the functional currency of IronNet and our subsidiaries in the United States. Our subsidiaries’ financial statements are maintained in their functional currencies, which is the local currency in their country of origin. Our foreign subsidiaries’ financial statements are translated into USD. Assets and liabilities are translated into USD using the period-end spot foreign exchange rates. Income and expenses are translated into USD using the weighted-average exchange rates in effect during the period. Equity accounts are translated at historical exchange rates. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income (loss) included in consolidated statements of changes in stockholders’ equity.

Revenue Recognition

The Company’s revenues are derived from sales of products, subscriptions, support and maintenance and other services. Revenue is recognized when all of the following criteria are met:

•

Identification of the contract, or contracts, with a customer—A contract with a customer to account for exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform, and (iii) the Company determines that collection of substantially all consideration to which it will be entitled in exchange for goods or services that will be transferred is probable based on the customer’s intent and ability to pay the promised consideration.

•

Identification of the performance obligations in the contract—Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

•

Determination of the transaction price—The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer.

•

Allocation of the transaction price to the performance obligations in the contract—The Company allocates the transaction price to each performance obligation based on the amount of consideration expected to be received in exchange for transferring goods and services to the customer. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP (“Standalone Selling Price”) basis. Determination of SSP requires judgment. We determine standalone selling price taking into account available information such as historical selling prices of the performance obligation, geographic location, overall strategic pricing objective, market conditions and internally approved pricing guidelines related to the performance obligations.

•

Recognition of revenue when, or as, we satisfy performance obligations—The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

We generate revenue from the sales of cloud based subscriptions, managed services and professional services, primarily through our indirect relationships with our partners or direct relationships with end customers through our direct sales force. We account for our contracts with customers in accordance with Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, regarding Accounting Standards Codification Topic 606 (“ASC 606”), and all related interpretations.

Revenue from subscriptions to our cloud-based solutions, which allow customers to use our hosted security software over a contracted period without taking possession of the software and managed services where we provide managed detection and response services for customers, are recognized over the contractual term. The Company’s software offering is marketed, sold, and monitored as a single integrated cybersecurity solution, inclusive of software, compute hosting for analytics and sensors which may include hardware, intelligence feeds, and support services. This suite of products and services is a single overall cybersecurity solution that represents one performance obligation.

Professional services, which include incident response, security assessments, and other strategic security consulting services are offered on a time-and-materials basis or through fixed fee arrangements, and we recognize the associated revenue as the services are delivered.

Software Development Costs

The Company’s software platform, which has been developed internally, can be provided to customers by utilizing either a software or cloud platform, in which the customer can access the product via the cloud, or software can be downloaded into the customer’s environment and may be supported by hardware. In this case, although customers have the ability to download the software into their own environment for purposes of detecting and defending against threats, the customer is unable to take possession of the software and run it independently without significant penalty. For that reason, the costs related to the development of the Company’s software products and any specifically identifiable upgrades or enhancements qualify for accounting under ASC 350-40 Intangibles—Goodwill and Other—Internal-Use Software. There is no other software developed internally for the purpose of selling or marketing externally that does not require the Company’s ongoing involvement.

The Company capitalizes qualifying internal-use software development costs incurred during the application development stage for internal tools and cloud-based applications used to deliver its services, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight-line basis over their estimated useful life once it is ready for its intended use, which has been identified as 3 years for the Company’s software products. Amortization of capitalized internal-use software development costs is included within general and administrative expense. As of January 31, 2022, capitalized costs were $2.7 million, net of $86 of amortized cost.

Research and Development

Research and development costs are expensed in the year incurred and relate to new product developments and new features and are primarily personnel related costs and acquired software costs. These costs totaled $52,899 and $25,754 for the years ended January 31, 2022 and 2021, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $1,789 and $2,631 for the years ended January 31, 2022 and 2021, respectively and are included in the sales and marketing expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to income taxes in U.S. federal jurisdictions and various state jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require significant judgment to apply. The Company recognizes tax liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements.

Fair Value of Financial Instruments

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Warrant Liabilities

Simultaneously with the closing of Legacy LGL’s Initial Public Offering, LGL Systems Acquisition Holding Company, LLC, a Delaware limited liability company purchased an aggregate of 5,200 Private Warrants at a price of $1.00 per Private Warrant, for an aggregate purchase price of $5.2 million from Legacy LGL in a private placement that occurred simultaneously with the completion of the Public Offering. Each Private Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Private Warrants was added to the proceeds from the Public Offering and was held in the Trust Account until the closing of the Merger. The Private Warrants (including the shares of common stock issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until 30 days after the closing date of the Merger, and they may be exercised on a cashless basis and are non-redeemable so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees.

We evaluated the warrants issued by Legacy LGL, our legal predecessor, to purchase its common stock in a private placement concurrently with its initial public offering (the “Private Warrants”) under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the provisions in the Private Warrant agreement provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision would preclude the warrant from being classified in equity. Since the Private Warrants meet the definition of a derivative under ASC 815, we recorded these Private Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of operations at each reporting date. The fair value adjustments were determined by using the listed price of Public Warrants, which are similar instruments with a quoted price in an active market, as described in Note 8. The Private Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no tax accounting related to changes in the fair value of the Private Warrants recognized.

Over the period of September 2021 through October 2021, when the majority of these warrants were exercised on a cashless basis, the formula for such exercises made each Private Warrant effectively exercisable to purchase approximately 0.6 shares of Company common stock on a non-cash basis, each subject to its own exercise calculation applicable to the day on which the exercise was made. The Private Warrants were also redeemable in cash for $11.50 for a share of common stock. No Private Warrants were redeemed on the $11.50 cash basis. In September and October 2021, 5,190 Private Warrants were exercised on a cashless basis into 3,188 shares of Class A common stock. As of January 31, 2022, the Company had 10 Private Warrants outstanding and not exercised. During the period ended January 31, 2022, the Company recognized $11,265 of non-cash expense related to change in fair value of warrants in the consolidated statements of operations.

Stock-based Compensation

The Company recognizes expense for stock-based compensation awards based on the estimated fair value of the award on the date of grant. For stock options, this will be amortized on a straight-line basis over the employee’s or director’s requisite service period, which is generally the vesting period of the award. For restricted stock unit (“RSU”) awards, stock-based compensation expense is recognized on a graded basis matched to the length of time and vesting tranches of each grant.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The Company grants stock options at exercise prices determined equal to the fair value of common stock on the date of the grant. The computation of expected option life is based on an average of the vesting term and the maximum contractual life of the Company’s stock options, as the Company does not have sufficient history to use an alternative method to the simplified method to calculate an expected life for employees. The Company estimates an expected forfeiture rate for stock options, which is factored into the determination of stock-based compensation expense. The volatility assumption is based on the historical and implied volatility of the Company’s peer group with similar business models. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The dividend yield percentage is zero, as the Company does not currently pay dividends nor does the Company intend to do so in the future.

Prior to the Merger, the fair value of each stock RSU was estimated on the grant date using the Black-Scholes pricing model based on the same assumptions utilized for calculating fair market value of the stock options and utilizing the as-converted equivalent price of securities issued during the period. In addition to any time or performance-based vesting conditions, the RSU awards granted by the Company prior to the Merger contained an additional vesting requirement that required the occurrence of a liquidity event. As of the closing of the Merger, which represented the satisfaction of the liquidity event vesting requirement for outstanding RSUs, all RSUs issued prior to the completion of the Merger were revalued using the closing share price on that date. In the event that a RSU grant holder is terminated before the award is fully vested, the full amount of the unvested portion of the award will be recognized as a forfeiture in the period of termination.

Common Stock

We have 500,000 shares of voting common stock authorized for issuance. As of January 31, 2022, a total of 88,876 shares of common stock issued and outstanding, with 20,128 held for future exercise of outstanding RSUs, 1,317 held for future exercise of stock options, 9,803 shares available for grant under the 2021 Equity Incentive Plan, 8,596 shares reserved for public warrant conversion, and approximately 10 shares reserved for private warrant conversion.

Recently Issued Accounting Standards

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates.

New Accounting Pronouncements Adopted in Fiscal 2022

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic740): Simplifying the Accounting for Income Taxes, which modifies and eliminates certain exceptions to the general principles of ASC 740, Income Taxes. ASU 2019-12 was adopted in the first quarter of fiscal 2022. The prospective adoption of ASU 2019-12 was not material.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and of Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 was adopted in the third quarter of fiscal 2022. The prospective adoption of ASU 2018-15 was not material.

Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No.2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes the current lease requirements in ASC 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with any capital leases recognized on the consolidated balance sheets. The reporting of lease-related expenses in the consolidated statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective the earlier of the year ending January 31, 2023 or the time at which we no longer qualify as an EGC and will be applied using a modified retrospective transition method to either the beginning of the earliest period presented or the beginning of the year of adoption. The Company is currently evaluating the impact of adopting the new standard. The adoption of this standard will require the recognition of a right of use asset and liability on the Company’s consolidated balance sheets.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326). This standard requires a new method for recognizing credit losses that is referred to as the current expected credit loss (“CECL”) method. The CECL method requires the recognition of all losses expected over the life of a financial instrument upon origination or purchase of the instrument, unless the Company elects to recognize such instruments at fair value with changes in profit and loss (the fair value option). This standard is effective for the Company for the earlier of the fiscal years beginning after December 15, 2022 or the time at which we no longer qualify as an EGC. Management does not expect the impact of adopting this standard to be material.

2. Revenue

Software, subscription and support revenue

The Company sells a collective defense software solution that provides a near real time collective defense infrastructure that is comprised of two product offerings, IronDefense and IronDome. The software platform is delivered through both on-premises licenses bundled with on-premises hardware and through subscription software.

Our security appliance deliverables include proprietary operating system software and hardware together with regular threat intelligence updates and support, maintenance, and warranty. We combine intelligence dependent hardware and software licenses with the related threat intelligence and support and maintenance as a single performance obligation, as it delivers the essential functionality of our cybersecurity solution. As a result, we recognize revenue for this single performance obligation ratably over the expected term with the customer. Significant judgement is required for the assessment of material rights relating to renewal options associated with our contracts.

Revenue from subscriptions, which allow customers to use our security software over a contracted period without taking possession of the software, and managed services, where we provide managed detection and response services for customers, is recognized over the contractual term. The cloud-based subscription revenue, where we also provide hosting, recognized for the years ended January 31, 2022 and 2021 was $15,960 and $10,062, respectively. Overall software, subscription, and support revenue recognized for the years ended January 31, 2022 and 2021, was $25,347 and $24,701, respectively.

Professional services revenue

The Company sells professional services, including cyber operations monitoring, security, training and tailored maturity assessments. Revenue derived from these services is recognized as the services are delivered. Revenue recognized from professional services for the years ended January 31, 2022 and 2021 was $2,197 and $4,526, respectively.

Customer concentration

For the year ended January 31, 2022, six customers accounted for 51%, or $13,975, with two of those customers accounting for 21%, of the Company’s revenue, and for the year ended January 31, 2021, six customers accounted for 46%, or $13,381, with one of those customers accounting for 10%, of the Company’s revenue. As of January 31, 2022, and January 31, 2021, two and three customers represent 49% and 85% of the total accounts receivable balance, respectively.

Significant customers are those which represent at least 10% of the Company’s total revenue at each respective period ending date. The following table presents customers that represent 10% or more of the Company’s total revenue:

	Year Ended January 31,
	2022	2021
Customer A	*	10%
Customer B	11%	*
Customer C	10%	*
	21%	10%

* -	less than 10%

Deferred costs

The Company defers contract fulfillment costs that includes appliance hardware. The balances in deferred costs are as follows:

Balance at February 1, 2020	$3,080
Cost of revenue recognized	(1,151)
Costs deferred	876
Balance at January 31, 2021	2,805
Balance at February 1, 2021	2,805
Cost of revenue recognized	(2,095)
Costs deferred	3,899
Foreign exchange	(5)
Balance at January 31, 2022	$4,604

The balance of deferred commissions at January 31, 2022 and 2021 were $1,238 and $1,319, respectively. Deferred commissions are included in the Deferred costs on the Consolidated Balance Sheets of which $844 is current and $393 is long-term as of January 31, 2022.

Deferred revenue

Deferred revenue represents amounts received from and/or billed to customers in excess of revenue recognized. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue depending on whether the revenue recognition criteria have been met. During the fiscal years ended January 31, 2022 and January 31, 2021, the Company recognized revenue of $12,509 and $7,809, respectively, which was included in the deferred revenue balance at the beginning of each of the respective periods.

The balance in deferred revenue is as follows:

Balance at February 1, 2020	$20,312
Revenue recognized	(25,271)
Revenue deferred	38,940
Foreign exchange	63
Balance at January 31, 2021	34,044
Balance at February 1, 2021	34,044
Revenue recognized	(29,133)
Revenue deferred	28,663
Foreign exchange	(8)
Balance at January 31, 2022	$33,566

Remaining performance obligations

As of January 31, 2022, the remaining performance obligations totaled $33,566. The Company’s recognition of revenue in the future thereon will be in:

Years Ending January 31,
2023	$16,049
2024	9,771
2025	5,852
2026	1,894
$33,566

3. Reverse Recapitalization

As discussed in Note 1., on August 26, 2021, the Company completed the Merger. Pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into Legacy IronNet, with Legacy IronNet surviving the Merger as a wholly-owned subsidiary of Legacy LGL.

The following table reconciles the elements of the Merger to the consolidated statement of cash flows for the year ended January 31, 2022:

Recapitalization and Associated Transactions
Cash (Trust)	$173,015
Redemptions	(159,763)
Less: fees to underwriters and advisors	(9,038)
Net cash received from Merger recapitalization	4,214
Issuance of PIPE Shares	125,000
Less: PIPE fees to underwriters and advisors	(21,179)
Net cash received from PIPE Shares and Merger recapitalization	108,035
Less: debt settlement	(21,266)
Net proceeds from Merger recapitalization, PIPE Shares and debt settlement	$86,769

The number of outstanding shares of common stock of the Company as of January 31, 2022 is summarized as follows:

Shares by Type	Number of Shares
IronNet Class A Common Stock outstanding previous to the Merger	67,502
Issuance of common stock (exercise of ISOs and warrant)	29
Number of Shares issued at the date of the business combination (Recapitalization)
LGL Class A Common Stock outstanding previous to the Merger	17,250
Less: Redemption of LGL Class A previous to the Merger	(15,929)
Total Class A Shares issued to former LGL shareholders	1,321
LGL Founders Shares	3,234
PIPE Shares	12,500
Number of Share issued at the Merger	17,055
Number of Shares issued (redeemed) following the consummation of the Merger
Earnout Shares	1,078
Private Warrants (Exercised)	3,188
Public Warrants (Exercised)	29
Exercise of ISOs	158
Payments on subscription notes receivable	(55)
Shares repurchase related to loan pay-off	(108)
Total Shares of Common Stock as of January 31, 2022	88,876

In connection with the closing of and as a result of the consummation of the Merger, certain members of the Company’s management and employees received bonus payments in the aggregate amount of $515. The bonuses have been reflected in general and administrative expenses in the consolidated statements of operations.

The Company has incurred transaction costs in connection with the Merger. The transaction costs considered incremental have been expensed as incurred and these amounts, $2,328 for the year ended January 31, 2022, are included in general and administrative expenses in the accompanying consolidated statements of operations. On August 26, 2021, the Company received $13,251 held in Legacy LGL’s trust account, net of redemptions. Transaction costs related to the issuance of the trust shares were $9,038, which were recorded in additional paid in capital on the consolidated balance sheet.

The following activity occurred in connection with the consummation of the Merger:

IronNet Class A Common Stock (Legacy IronNet Founders Shares) and Preferred Shares

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Legacy IronNet preferred shares and common stock was converted into Class A common stock in the Combined company based on the Exchange Ratio established as part of the Merger, with each preferred share treated as if it were converted into ten shares of Legacy IronNet common stock on the effective date of the Merger. The Exchange Ratio was 0.8141070 of a share of Company common stock per fully-diluted share of Legacy IronNet common stock.

PIPE Shares

On August 26, 2021, a number of purchasers (each, a “Subscriber”) purchased from the Company an aggregate of 12,500 shares of Company common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $125,000, pursuant to separate subscription agreements entered into effective as of March 15, 2021 (each, a “Subscription Agreement”). Pursuant to the Subscription Agreements, the Company granted certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of the PIPE Shares was consummated concurrently with the closing of the Merger in an amount of $125,000. Transaction costs related with the issuance were $21,179, which were recorded in the consolidated statement of cash flows as a financing activity.

Founders Shares

Reflects 3,234 shares of Class A common stock (the “Founder Shares”) for an aggregate purchase price of $24, or approximately $0.007 per share.

Debt Settlements

Loan and Security Agreement

On June 21, 2021, Legacy IronNet entered into a Loan and Security Agreement (“Term Loan” or “SVB Bridge”) with SVB Innovation Credit Fund VIII, L.P. for term loan advances of up to $15,000 to provide for working capital needs over the period leading up to completion of the combination with Legacy LGL. The Term Loan was able to be prepaid at any time and had a term for up to six months, or until the date on which Legacy IronNet completed its combination with Legacy LGL, whichever came sooner, and bore monthly interest at a per annum rate equal to eight percent, as well as customary fees for de-SPAC bridge loans of this nature. As of August 26, 2021, in conjunction with the Merger, the Company repaid the term loan principal and accrued interest in an aggregate amount of $15,609.

PPP loan

On April 21, 2020, Legacy IronNet entered into a Paycheck Protection Program (“PPP”) loan from the US Small Business Administration pursuant to the provision of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act, receiving loan funds of $5,580. The loan bore interest at 1% and was payable in monthly installments beginning on September 15, 2021. The unsecured loan was evidenced by a promissory note of the Company with PNC Bank (the “Lender”). On August 26, 2021, in conjunction with the Merger, the Company repaid in full all amounts due and terminated all commitments and obligations under the unsecured PPP loan. As of January 31, 2021, Legacy IronNet had an interest accrual of $44 related to the PPP loan.

Loans to Employees

On December 29, 2018, Legacy IronNet entered into a loan with a current executive of the Company with a principal balance of $1,000 bearing an interest rate of 2.76% for a term of three years, which was secured by a pledge of certain shares of Legacy IronNet Class A common stock. As of August 26, 2021, in conjunction with the merger, the Company resolved the loan by having the executive surrender to the Company 108 shares that would have otherwise been issuable to the executive in the Merger.

Earnout Agreement

Pursuant to the terms of the Merger Agreement, Eligible Legacy IronNet Equityholders (as defined in the Merger Agreement) had the right to receive up to 1,078 shares (the “Earnout Shares”), to be issued at any time during the two years after of the Closing Date following the occurrence of the triggering event, which is: “…the date, occurring after the Closing Date and on or prior to the second anniversary of the Closing Date, on which the volume-weighted average closing sale price of one share of IronNet Stock quoted on the New York Stock Exchange (or such other principal securities exchange or securities market on which the shares of Acquiror Stock are then listed) is equal to or greater than $13.00 for any ten (10) consecutive Trading Days occurring after the Closing Date.”

As of the close of trading on September 10, 2021, the requisite conditions of the earnout triggering event were satisfied and the Company issued 1,078 Earnout Shares to the Eligible Legacy IronNet Equityholders.

Legacy IronNet Restricted Stock Units and Stock Options

Pursuant to the terms of the Merger Agreement, each Legacy IronNet RSU and stock option outstanding immediately prior to the closing of the Merger, and which based on their terms did not terminate upon the closing of the Merger, remained outstanding. In the case of Legacy IronNet stock options, they were converted based on the number of shares of Legacy IronNet common stock subject to that option, multiplied by the Exchange Ratio, at an exercise price per share equal to the current exercise price per share for that option, divided by the Exchange Ratio. In the case of Legacy IronNet RSUs, they were converted based on the number of shares of Company common stock equal to the number of shares of Legacy IronNet common stock subject to that award, multiplied by the Exchange Ratio.

Under the terms of Legacy IronNet’s 2014 Stock Incentive Plan, the vesting of each RSU award was subject to, among other conditions, including a service requirement, the occurrence of a liquidity event, as defined by the Plan. On August 26, 2021, in connection with the close of the Merger with Legacy LGL, the Company’s Board of Directors resolved to deem the Merger as satisfying the Liquidity Event condition. The resolution resulted in a modification of the RSUs under ASC 718 “Compensation—Stock Compensation.” As a consequence of modification of the awards outstanding, the Company recognized a non-cash expense in an amount of $169,360 during fiscal year 2022 related to 15,780 RSUs that remained outstanding as of January 31, 2022 under the 2014 Plan.

4. Prepaid Expenses

The increase in prepaid expenses in the current year primarily relates to $3.2 million in directors and officers insurance purchased in August 2021, of which $1.8 million makes up the balance of prepaid expenses at January 31, 2022.

5. Property and Equipment

Property and equipment consists of the following at January 31:

	2022	2021
Computer and other equipment	$5,369	$3,701
Leasehold improvements	1,416	1,582
Furniture and fixtures	388	386
Software	2,795	629
	9,968	6,298
Less: Accumulated depreciation and amortization	(4,362)	(3,506)
	$5,606	$2,792

Depreciation and amortization expense on property and equipment was $1,092 and $1,162 for the years ended January 31, 2022 and January 31, 2021, respectively.

6. Stock Incentive Plans

Legacy IronNet’s Board of Directors adopted and the stockholders approved Legacy IronNet’s 2014 Stock Incentive Plan (the “2014 Plan”) on September 29, 2014 and on October 17, 2014, respectively. The 2014 Plan was periodically amended, most recently on June 7, 2019. The 2014 Plan permitted the grant of incentive stock options “ISOs,” non-qualified stock options “NSOs,” stock appreciation rights, restricted stock, restricted stock units “RSUs,” and other stock-based awards. ISOs were only able to be granted to Legacy IronNet’s employees and to any of the employees of Legacy IronNet’s subsidiary corporations’ employees. All other awards could be granted to employees, directors and consultants of Legacy IronNet’s and to any of Legacy IronNet’s parent or subsidiary corporation’s employees or consultants. As of August 26, 2021, the closing date of the Merger, no additional awards will be granted under the 2014 Plan. The terms of the 2014 Plan will continue to govern the terms of outstanding equity awards that were granted prior to the closing date.

On August 26, 2021, per the Merger Agreement, the outstanding Legacy IronNet ISO and RSU grants issued under the 2014 Plan were converted to their post-transaction equivalents based on the conversion ratio, totaling 18,972 shares in the Combined Company when exercised or converted.

The 2021 Equity Incentive Plan (the “2021 Plan”) was approved by Legacy LGL’s stockholders on August 26, 2021. Under the 2021 Plan, the Company may grant ISOs, RSUs and other equity securities to acquire, to convert into, or to receive up to 13,500 shares of Class A common stock. As of January 31, 2022, 9,803 share equivalents remained available to issue under the 2021 Plan.

All share equivalents issued or issuable under the 2014 Plan and the 2021 Plan (together, the “Stock Incentive Plans”) normally vest over a forty-eight month period, some of which have a first year cliff vest for the first 25% of their vesting, during which time no vesting occurs. In limited cases, vesting as short as twelve months with no cliff, vesting based on performance criteria and acceleration under certain events have also been permitted; however, such exceptions apply to less than 20% of the share equivalents authorized under the Stock Incentive Plans.

Stock Options

The exercise price of each ISO granted under the Stock Incentive Plans may not be less than the fair market value per share of the underlying Class A common stock on the date of grant. The Board of Directors establishes the term and the vesting of all options issued under the Stock Incentive Plans; however, in no event will the term exceed ten years.

Presented below is a summary of the status of the stock options under the 2014 Stock Incentive Plan, as no stock options have been granted under the 2021 Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value of outstanding options
	(in thousands)
Outstanding at February 1, 2020	3,602	$0.54	5.9	$4,088
Granted	—	—	—	—
Exercised	(403)	$0.52	5.2	$468
Forfeited or expired	(1,017)	$0.57	6.1	—
Outstanding at January 31, 2021	2,182	$0.53	5.9	$5,573
Exercisable at January 31, 2021	1,995	$0.53	5.9	$5,570
Outstanding at February 1, 2021	2,182	$0.53	4.9	$5,573
Granted	—	—	—	—
Exercised	(749)	$0.49	4.8	$1,940
Forfeited or expired	(116)	$0.57	5.3	—
Outstanding at January 31, 2022	1,317	$0.55	4.9	$3,773
Exercisable at January 31, 2022	1,293	$0.54	4.9	$3,706

For the years ended January 31, 2022 and 2021, the Company recorded $43 and ($6) of compensation cost related to stock options, respectively. There were no options granted during the years ended January 31, 2022 and 2021. The total fair value of shares vested, net of forfeitures, was $2,062 and $1,672 for the years ended January 31, 2022 and 2021, respectively.

Stock compensation expense for ISOs is recognized on a straight-line basis and with a provision for forfeitures matched to historical experience for matured grant cohorts. At January 31, 2022, total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options was not significant. The weighted-average remaining vesting period of unvested stock options at January 31, 2022 was 4.9 years.

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black-Scholes model takes into account the fair value of an ordinary share and the contractual and expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Prior to becoming a public company, the fair value of the Company’s common stock was determined utilizing an external third-party pricing specialist.

The contractual term of the option ranges from the one to ten years. Expected volatility is the average volatility over the expected terms of comparable public entities from the same or similar industry as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has not historically distributed dividends and does not expect to distribute any dividends.

Restricted Stock Units

In addition to the applicable time or performance-based vesting criteria noted above, the RSUs granted under the 2014 Plan contained an additional vesting requirement that also required the occurrence of a liquidity event. On the date of the Merger, the Board of Directors resolved that the Merger constituted a liquidity event, which triggered the liquidity event criteria for vesting. As detailed in Note 3, in connection with the close of the Merger with Legacy LGL, the Company recognized a non-cash expense for awards issued under the 2014 Plan in an amount of $155,518 during fiscal year 2022.

Presented below is a summary of the status of outstanding RSUs, including showing the vesting status based on time and performance-based criteria, other than the liquidity event condition:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)
Non-vested at February 1, 2020	14,397	$1.62
Granted	2,029	3.08
Vested	(5,090)	1.70
Forfeited or expired	(1,624)	2.06
Non-vested at January 31, 2021	9,712	$1.82
Non-vested at February 1, 2021	9,712	$11.75
Granted	5,900	8.20
Vested	(3,818)	12.01
Forfeited or expired	(1,484)	12.85
Non-vested at January 31, 2022	10,310	$9.57

As of January 31, 2022, there are 20,128 RSUs outstanding, which is comprised of 3,697 RSUs with only service conditions, 1,303 RSUs with only performance conditions, and 15,128 RSUs with both service conditions and performance conditions. Of the outstanding RSUs, 651 shares with only performance conditions have vested and 9,167 RSUs with both service conditions and performance conditions have vested as of January 31, 2022.

As the closing of the Merger represented the satisfaction of the liquidity event vesting requirement for outstanding RSUs, and vesting was not probable until that time, all RSUs issued prior to the completion of the Merger were re-valued at the date of the Merger using the closing share price on that date. All RSUs were assigned a fair value of $12.85. Subsequent to the closing of the Merger, the fair value of RSUs is based on the fair value of the Company’s common stock on the date of the grant or any further modification.

Stock compensation expense for RSUs granted under the 2014 Plan, which contain both service and performance conditions, is recognized on a graded-scale basis, recognizing expense over the respective vesting period for each tranche of shares under each award granted. Stock compensation expense for RSUs granted under the 2021 Plan have only service vesting conditions. Expense will be recognized on a straight-line basis for all RSU awards with only service conditions. In the event that a RSU grant holder is terminated before the award is fully vested for RSUs granted under either Plan, the full amount of the unvested portion of the award will be recognized as a forfeiture in the period of termination.

We recognized a total stock-based compensation expense, net of actual forfeitures, of $156,560 during the year ended January 31, 2022. $155,518 of this balance is associated with RSUs on a graded vesting schedule and $1,042 is associated with RSUs on a straight-line vesting schedule. As no RSUs vested until the occurrence of the liquidity event, which occurred on August 26, 2021, no stock-based compensation was recognized associated with RSUs in the year ended January 31, 2021.

As of January 31, 2022, there was approximately $46,568 of unrecognized compensation cost related to unvested RSUs without performance obligations. The weighted-average remaining vesting period was 2.68 years.

Employee Stock Purchase Plan

In August 2021, Legacy LGL’s Board of Directors adopted, and its stockholders approved, the 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective immediately upon the closing of the Merger, and authorizes the issuance of shares of common stock pursuant to purchase rights granted to our employees.

The purpose of the ESPP is to provide a means by which our eligible employees and certain designated companies may be given an opportunity to purchase shares of our common stock, to assist us in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for our success. The Plan includes two components: a 423 Component and a Non-423 Component. We intend that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by our board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

The price at which the common stock is purchased under the ESPP is equal to 85% of the fair market value of our common stock on the offering date or the purchase date, whichever is lower. Offerings, which are granted by the board of directors, will consist of one or more purchase periods and will not exceed a period of more than 27 months beginning on the offering date. The number of shares of common stock reserved for issuance automatically increase on February 1 of each year, by an amount that is the lesser of 1% of the total number of shares of common stock outstanding on January 31 of the preceding year, and 2 million shares, as determined by our board of directors. As of January 31, 2022, 2.7 million shares may be issued under the plan, and there have been no purchases of shares for any eligible employee.

7. Stockholders’ Equity

Common Stock

As of January 31, 2022, the Company had 500,000 shares of Class A common stock authorized and 88,876 shares common stock issued and outstanding at $0.0001 par value per share.

Each share of Common Stock has 1 vote.

Preferred Stock

The Company is authorized to issue 100,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At January 31, 2022, there were no shares of preferred stock issued or outstanding.

Public Warrants

On November 12, 2019, Legacy LGL sold 17,250 units at a price of $10.00 per unit (the “Units”) in its Initial Public Offering, which included the full exercise by the underwriters of the over-allotment option to purchase an additional 2,250 units. Each Unit consisted of one share of Legacy LGL Class A common stock, par value $0.0001 per share, and one-half of one warrant to purchase one share of Legacy LGL Class A common stock (the “Public Warrants”).

Public Warrants may only be exercised for a whole number of shares at a price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants became exercisable in September 2021 and will expire five years after the completion of the Merger or earlier upon redemption or liquidation.

Once the warrants became exercisable upon the effective date of the Company’s S-1 registration statement filed in September 2021, the Company obtained the ability to redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption; and

•

if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and subject to adjustment as described below) for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

In connection with the Merger, the Public Warrants were recorded within equity at a fair value of $15,740. The fair value of the Public Warrants issued by the Company was determined using the quoted price. In October 2021, 29 Public Warrants were exercised in an amount of $330 and 29 shares were issued at a price of $11.50. As of January 31, 2022, the Company had 8,596 Public Warrants outstanding and not exercised.

8. Fair Value Measurements

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company has assessed that the fair value of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses approximates their carrying amounts largely due to the short-term maturities. The Company has also assessed the fair value of the Private Warrants due to the conclusion that they should be recorded as liabilities measured at fair value.

The Company’s Private Warrants have similar terms and are subject to substantially the same redemption features as the Public Warrants, as the transfer of a Private Warrant to anyone who is not a permitted transferee would result in the Private Warrant being converted to a Public Warrant. The Company determined that the fair value of each Private Warrant is equivalent to that of a Public Warrant. There were observable transactions in the Company’s Public Warrants during the year ended January 31, 2022 and the Public Warrants had adequate trading volume between independent investors on the public market to provide a reliable indication of value. As of January 31, 2022, the fair value of the Private Warrants was equal to that of the Public Warrants as they had substantially the same terms. However, as they are not actively traded, they are listed as a Level 2 in the fair value hierarchy table below. Changes in the fair value of the Private Warrants at each reporting period end date were recognized within the accompanying consolidated statement of operations in the change in fair value of warrant liabilities.

The carrying amounts and fair values of financial assets and liabilities, which are either Level 1 or Level 2 instruments, are as follows:

	January 31, 2022				January 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents	$102	$—	$—	$102	$102	$—	$—	$102
Private Warrants	—	7	—	7	—	—	—	—
Total assets	$102	$7	$—	$109	$102	$—	$—	$102

The Company recognized a non-cash expense of $11,265 related to the change in fair value of warrants during the period ended January 31, 2022.

9. Income Taxes

The components of the provision for income taxes are comprised of the following for the years ended January 31:

	2022	2021
Current income taxes
Federal	$—	$—
State	1	8
Foreign	464	69
Deferred income taxes	—	—
Total income tax expense	$465	$77

For the years ended January 31, 2022 and 2021, the foreign income (loss) before provision for income tax was $1,774 and $660, respectively. For the years ended January 31, 2022 and 2021, the domestic loss before provision for income tax was ($243,956) and ($55,956), respectively.

Indefinite reinvestment is determined by management’s judgment about and intentions concerning the future operations of the Company. As part of our business strategies, we have determined that all earnings from our foreign continuing operations will be deemed indefinitely reinvested outside of the United States. Our plans to indefinitely reinvest certain earnings are supported by projected working capital and long-term capital requirements in each foreign subsidiary location in which the earnings are generated.

A reconciliation of income tax expense at the U.S. federal statutory income tax rate to annual income tax expense at the Company’s effective tax rate is as follows:

	2022		2021
Income tax expense computed at U.S. federal statutory income tax rate	$(50,575)	21.0%	$(11,628)	21.0%
State income taxes	(10,190)	4.2%	(2,257)	4.1%
Permanent items	8,197	-3.4%	321	-0.6%
Valuation allowance	53,577	-22.2%	13,632	-24.6%
Other	(544)	0.3%	9	—
Income tax expense computed at U.S. federal statutory income tax rate	$465	-0.1%	$77	-0.1%

Income tax expense was ($0.5) million and ($0.1) million for the years ended January 31, 2022 and 2021, respectively. The effective tax rate for the years ended January 31, 2022 and 2021 was 0.1% and 0.1%, respectively.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and carryforwards.

Significant components of the Company’s deferred tax assets and (liabilities) are as follows:

	2022	2021
Deferred tax assets
Net operating loss carryforward	$81,955	$38,933
Accruals and other	610	757
Intangibles	123	136
Depreciation and amortization	118	70
RSU	8,499	—
Others	285	—
Deferred revenue	5,786	2,754
Gross deferred tax assets	97,376	42,650
Valuation allowance	(95,533)	(41,849)
Net deferred tax asset	1,843	801
Deferred tax liabilities
Deferred costs	(1,843)	(801)
Net deferred tax assets (liabilities)	$—	$—

Income Tax Valuation Allowance

The following summarizes changes to valuation and qualifying accounts for fiscal year 2022 and fiscal year 2021 (in thousands):

Income Tax Valuation Allowance	Balance at Beginning of Period	Charged to Costs & Expenses	Federal/State NOL	Balance at End of Period
Year Ended
January 31, 2022	41,849	10,662	43,022	95,533
January 31, 2021	28,219	(128)	13,758	41,849

As of January 31, 2022 and January 31, 2021, the Company had net operating loss carryforwards (NOLs) available to offset federal taxable income of approximately $324,787 and $154,566 respectively. $25,270 of the federal NOLs expire on various dates through 2037 and $299,517 are able to be carried forward indefinitely to offset 80% of future taxable income. The company has tax effected state NOL carryforwards of approximately $13,749 as of January 31, 2022 and $6,223 as of January 31, 2021 that expire on various dates through 2037.

In accordance with IRC Section 382, the extent to which net operating loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of any ownership changes as defined by federal and various state and local jurisdictions. These limitations may result in the expiration of net operating loss carry forwards before utilization.

In assessing the realizability of our net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be recognized. The ultimate realization of the net deferred tax assets is dependent upon the generation of taxable income during the periods in which temporary differences become deductible. Management considers taxes paid, if any, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities, and projections for taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes it is more likely than not that the Company may not realize all of the benefits of these deductible differences and, accordingly, has established a valuation allowance against the net deferred tax assets at January 31, 2022 and 2021.

The Company recognizes a tax position taken or expected to be taken (and any associated interest and penalties) if it is more likely than not that it will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company measures the tax position at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Management evaluated all income tax positions and determined that there were no uncertain tax positions that required reserves as of January 31, 2022 and 2021. The Company files tax returns in the United States federal jurisdiction and in many state jurisdictions. The tax years 2017 through 2021 remain open to examination by the major taxing jurisdictions to which the company is subject. No examinations are currently open.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into U.S. law to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 pandemic. Changes in tax laws or rates are accounted for in the period of enactment. The income tax provisions of the CARES Act do not have a significant impact on our current taxes, deferred taxes, or uncertain tax positions.

10. Accrued Expenses

The balance in accrued expenses at January 31, 2022 includes $1.1 million in cash received from a customer in January 2022, which was due to be remitted to a third party as a part of a factoring arrangement that is in place. This payment was due from the customer directly to the third party, and will be remitted to the third party. The balance also includes $722 in sales tax payable, primarily consisting of an accrual for remaining obligations combined with potential interest and penalties related to the results of a sales tax nexus review. The Company is in process of resolving these liabilities with the respective state jurisdictions.

11. COVID-19 – CARES Act Provision

During fiscal 2021, in response to the increased economic uncertainties that the impact of the COVID-19 pandemic was expected to have on our business, results of operations, liquidity and capital resources, Legacy IronNet took measures to ensure that we could continue the continuity of our business operations through the use of funding measures which included the PPP loan from the US Small Business Administration pursuant to the CARES Act. The purpose of the loan was for small businesses to keep their workforces employed through the pandemic. Legacy IronNet received loan funds of $5,580 on April 21, 2020. The loan bore interest at 1% and was payable in monthly installments beginning on September 15, 2021. The unsecured loan was evidenced by a promissory note of Legacy IronNet with PNC Bank (the “Lender”). As detailed in Note 3, on August 26, 2021, in conjunction with the Merger, the Company repaid in full all amounts due and terminated all commitments and obligations under the unsecured PPP loan. As of January 31, 2021, the Company had an interest accrual of $44 related to the PPP loan.

In addition to seeking and receiving the PPP loan under the CARES Act, Legacy IronNet also elected to defer the Company portion of payroll taxes under the CARES Act. Half of the deferred payroll tax from March 1, 2020 through December 31, 2020 was paid on December 31, 2021, with the remaining 50% due on December 31, 2022. The balance of the payroll tax deferral is $689 as of January 31, 2022 and is included in other current liabilities on the consolidated balance sheet.

12. Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company and our subsidiary may become defendants in certain shareholder claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. To date, no such liability has been recorded.

Leases

The Company leases office space under the terms of noncancelable operating leases that expire at various dates through November 2026. Certain operating lease agreements provide for an annual 2.75% escalation of the base rent. The Company is also responsible for operating expenses. The following is a schedule by year of the future minimum lease payments required under the Company’s operating leases:

Years Ending January 31,
2023	$1,025
2024	755
2025	775
2026	797
2027	658
$4,010

The Company is recognizing the total cost of our office leases ratably over the respective lease periods. The difference between rent paid and rent expense is reflected as deferred rent in the accompanying balance sheets.

Rent expense totaled $1,462 and $1,984 for the years ended January 31, 2022, and January 31, 2021, respectively, which is recognized in the general and administrative line item in the consolidated statement of operations.

In the second fiscal quarter of 2021, we completed lease buyouts of two office spaces in Maryland, for leases that were expiring in fiscal 2021 and fiscal 2022, and made payments of $394 to facilitate early terminations for those leases. We also decreased our lease portfolio in Japan and New York as a result of the Company moving to a more fully remote posture.

13. Earnings (Loss) per Share

The Company computes basic earnings (loss) per share (“EPS”) by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted EPS is computed similarly to basic net earnings per shares, except that it reflects the effect of potential shares that would be issued if stock option awards, Restricted Stock Units, Public and Private Warrants and preferred shares, to the extent issued, were converted into common stock, to the extent dilutive.

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended
	2022	2021
Numerator: Net loss	$(242,647)	$(55,373)
Denominator: Basic and Diluted Weighted-average shares in computing net loss per share attributable to common stockholders	79,953	64,562
Net loss attributable to common stockholders—basic and diluted	$(3.03)	$(0.86)

Earnings per share calculations for the period prior to the Merger has been retrospectively restated to the equivalent number of shares reflecting the exchange ratio established in the reverse recapitalization. Subsequent to the Transactions, earnings per share will be calculated based on the weighted average number of shares of common stock then outstanding.

Since the Company was in a net loss position for all periods presented, diluted net loss per share attributable to common stockholders will be the same as the basic net loss per share, as, in a net loss position, the inclusion of all potential common shares outstanding would be antidilutive. The potential shares of common stock excluded from the computation of diluted net loss per share for the periods presented due to their antidilutive impacts are as follows:

	Year Ended January 31,
	2022	2021
Shares of common stock issuable from stock options	1,317	2,182
Total RSUs unvested pending settlement	10,638	15,712
Private Warrants	10	—
Public Warrants	8,596	—
Potential common shares excluded from diluted net loss per share	20,561	17,894

As of January 31, 2021 there were no Private or Public Warrants outstanding due to the fact that the Legacy LGL consolidated balance sheet was consolidated and combined with Legacy IronNet as of the effective date of the Merger. Legacy LGL Public and Private Warrants as of August 26, 2021 were 8,625 and 5,200, respectively.

14. Related Party Transactions

Product, subscription and support revenue from Related Parties

Certain investors and companies who the Company is affiliated with purchased software, subscription and support revenue during the periods presented. The Company recognized $1,744 and $1,860 of revenue from contracts with related parties for the years ending January 31, 2022, and January 31, 2021, respectively. The corresponding receivable was $3,233 and $2,541 as of January 31, 2022, and January 31, 2021, respectively. The Company also had an outstanding receivable from employees of $1,058 as of January 31, 2021, which was paid in full during the current year.

Subscription Notes Receivables

As of January 31, 2021, the Company held $835 of subscription notes receivable related to shares of common stock in Legacy IronNet that were issued to certain employees in exchange for promissory notes, which were determined to be recourse loans. During the years ended January 31, 2022 and January 31, 2021, the Company received repayments of balances due of $843 and $81, respectively. As of January 31, 2022, there are no remaining balances for subscription notes receivables. The subscription notes receivables’ accrued interest ranged from 1.40% to 2.70%, compounded annually. Interest earned on the subscription notes receivable for the years ended January 31, 2022 and January 31, 2021 was $8 and $16, respectively.

15. Retirement Plans

We provide a retirement savings plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. We also fully match employee contributions up to the first 4% of salary, which amounts are fully vested.

16. Segment and Geographic Information

The Company determines our operating segments based on ASC 280, Segment Reporting. Segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and assess performance. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates as one operating segment.

The following table presents revenue by geographic location:

	Year Ended January 31,
	2022	2021
	($ in thousands)
United States	$24,726	$27,147
International	2,818	2,080
Total	$27,544	$29,227

Substantially all of the Company’s long-lived assets are located in the United States.

17. Subsequent Events

The Company has evaluated our January 31, 2022 financial statements for subsequent events through the date the financial statements were issued.

Restricted Stock Units

Following the end of fiscal year 2022, the Compensation Committee approved the issuance of grants of 6,910 Restricted Stock Units under the terms of the 2021 Equity Incentive Plan, which consists of 766 RSUs granted on February 2, 2022 with a fair value of $3.15 per share, 1,690 RSUs granted on March 9, 2022 with a fair value of $4.64 per share, 4,000 RSUs granted on March 15, 2022 with a fair value of $3.71 per share, and 453 RSUs granted on April 21, 2022 with a fair value of $2.89 per share. All of the awards granted have terms consistent with the terms of the awards granted under the 2021 plan during fiscal year 2022.

Evergreen Increases

Under the terms of the 2021 Plan, the number of shares and share equivalents that can be issued under the plan increased on February 1, 2022 by 4,934 shares, an amount equal to 5.0% of the sum of (a) the total number of shares of the Registrant’s common stock outstanding on January 31st of the immediately preceding fiscal year, plus (b) the number of shares of Common Stock reserved for issuance under the 2021 Plan as of January 31st of the immediately preceding fiscal year, but which have not yet been issued. Inclusive of the prior limit of 13.5 million shares, the new limit following the increase was 18.4 million shares, of which 7.6 million remain ungranted.

Under the terms of the 2021 Employee Stock Purchase Plan (the “ESPP”), the number of shares and share equivalents that can be issued under the plan increased on February 1, 2022 by 889 shares, an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding on January 31st of the preceding fiscal year, and (ii) 2,000 shares of Common Stock. There were 88,876 shares of the Company that were outstanding as of January 31, 2022. Inclusive of the prior limit of 2.7 million shares, the new limit following the increase was 3,589 shares, of which all remain available.

Tumim Stone Capital Committed Equity Financing

As reported in the Form S-1 filed on March 10, 2022 (the “Prospectus”), on February 11, 2022, the Company entered into the Common Stock Purchase Agreement (the “Purchase Agreement”) with Tumim Stone Capital, LLC (“Tumim”), pursuant to which Tumim has committed to purchase up to $175 million of common stock (the “Total Commitment”), at the Company’s direction from time to time, subject to the satisfaction of the conditions in the

Purchase Agreement. Also on February 11, 2022, the Company entered into a registration rights agreement with Tumim (the “Registration Rights Agreement”), pursuant to which the Company filed with the SEC the registration statement that included the Prospectus to register for resale under the Securities Act (the “ELOC Registration Statement”), the shares of common stock that may be issued to Tumim under the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, at the time the Purchase Agreement and the Registration Rights Agreement were signed, the Company paid a cash fee of $1,750,000, or 1% of the Total Commitment, to Tumim as consideration for its commitment to purchase shares of the Company’s common stock under the Purchase Agreement.

As further described in the ELOC Registration Statement, the sales of common stock by IronNet to Tumim under the Purchase Agreement, if any, will be subject to certain limitations and may occur, from time to time at the Company’s sole discretion, over the approximately 36-month period commencing upon the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement (the “Commencement,” and the date on which the Commencement occurs, the “Commencement Date”), including that the registration statement that includes the Prospectus covering the resale by Tumim of shares of common stock that have been and may be issued under the Purchase Agreement is declared effective by the SEC. The SEC declared the ELOC Registration Statement effective on March 17, 2022.

From and after the Commencement Date, the Company has the right, but not the obligation, from time to time at its sole discretion, to direct Tumim to purchase certain amounts of our common stock, subject to certain limitations in the Purchase Agreement, that it specifies in purchase notices that will be delivered to Tumim under the Purchase Agreement (each such purchase, a “Purchase”). Shares of common stock will be issued from the Company to Tumim at either a (i) 3% discount to the average daily volume weighted average price (the “VWAP”) of the common stock during the three consecutive trading days from the date that a purchase notice with respect to a particular purchase (a “VWAP Purchase Notice”) is delivered from the Company to Tumim (a “Forward VWAP Purchase”), or (ii) 5% discount to the lowest daily VWAP during the three consecutive trading days from the date that a VWAP Purchase Notice with respect to a particular purchase is delivered from the Company to Tumim (an “Alternative VWAP Purchase”). There is no upper limit on the price per share that Tumim could be obligated to pay for the common stock under the Purchase Agreement. The purchase price per share of common stock to be sold in a Purchase will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

Tumim has no right to require the Company to sell any shares of common stock to Tumim, but Tumim is obligated to make purchases as directed by the Company, subject to the satisfaction of conditions set forth in the Purchase Agreement at Commencement and thereafter at each time that the Company may direct Tumim to purchase shares of its common stock under the Purchase Agreement.

Although the Purchase Agreement provides that the Company may sell up to $175 million of its common stock to Tumim, only 48,503 shares of common stock have been registered for resale, which represents shares of common stock that may be issued to Tumim from and after the Commencement Date, if and when the Company elects to sell shares to Tumim under the Purchase Agreement. Depending on the market prices of common stock at the time the Company elects to issue and sell shares to Tumim under the Purchase Agreement, additional shares of common stock may need to be registered for resale under the Securities Act in order to receive aggregate gross proceeds equal to the $175,000,000 Total Commitment available under the Purchase Agreement. If all of the 48,503 shares offered by Tumim for resale under the ELOC Registration Statement were issued and outstanding (without taking into account the 19.99% Exchange Cap limitation), such shares would represent approximately 34% of the total number of shares of common stock outstanding and approximately 47% of the total number of outstanding shares held by non-affiliates. If the Company elects to issue and sell more than 48,503 shares to Tumim, which the Company has the right, but not the obligation, to do, any such additional shares must first be registered for resale under the Securities Act, which could cause additional substantial dilution to Company stockholders. The number of shares ultimately offered for resale by Tumim is dependent upon the number of shares the Company may elect to sell to Tumim under the Purchase Agreement from and after the Commencement Date.

The net proceeds under the Purchase Agreement will depend on the frequency and prices at which the Company sell shares of its stock to Tumim. It is expected that any proceeds received from such sales to Tumim will be used for working capital and general corporate purposes.

Securities Litigation

On April 22, 2022, a federal securities class action lawsuit, captioned Grad v. IronNet, Inc., et al., No. 1:22-cv-004499 (E.D. Va.), was filed by our purported stockholder in the United States District Court for the Eastern District of Virginia on behalf of a proposed class consisting of those who acquired our securities between September 15, 2021 and December 20, 2021. The complaint names us, our co-CEOs, and our CFO as defendants and asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for alleged misrepresentations and/or omissions in a September 14, 2021 press release regarding our business and financial prospects, our ability to predict the timing of significant customer opportunities, and our disclosure controls and procedures. The complaint seeks an unspecified amount of damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. We believe the claims are without merit, intend to defend the case vigorously, and have not recorded a liability related to this lawsuit because, at this time, we are unable to estimate reasonably possible losses or determine whether an unfavorable outcome is probable.

Exhibit 99.2

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the annual consolidated financial statements and related notes included in Part II, Item 8 of our Annual Report on Form 10-K for the year ended January 31, 2022 (the “10-K”), as updated by Exhibit 99.1 to our Current Report on Form 8-K filed on November 14, 2022. The consolidated financial statements are presented in U.S. dollars (USD) rounded to the nearest thousand, with the amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) rounded to the nearest tenth of a million. Therefore, differences in the tables between totals and sums of the amounts listed may occur due to such rounding.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below, in the annual consolidated financial statements and related notes included in Part II, Item 8 of the Form 10-K, and in the sections of the 10-K titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2022 and January 31, 2021 are referred to herein as fiscal year 2022 and fiscal year 2021, respectively.

Business Combination and Basis of Presentation

We were originally known as LGL Systems Acquisition Corp. (“LGL”). On August 26, 2021, LGL consummated the Business Combination with IronNet Cybersecurity, Inc. (“Legacy IronNet”) pursuant to the Business Combination Agreement (the “Merger”). Legacy IronNet survived the Merger as a wholly-owned subsidiary of LGL. In connection with the closing of the Merger, LGL changed its name from LGL Systems Acquisition Corp. to IronNet, Inc. The Merger was accounted for as a reverse recapitalization (the “Reverse Recapitalization”). Under this method of accounting, LGL is treated as the “acquired” company and Legacy IronNet is treated as the acquirer for financial reporting purposes. The Reverse Recapitalization was treated as the equivalent of Legacy IronNet issuing stock for the net assets of LGL, accompanied by a recapitalization. The net assets of LGL are stated at historical cost, with no goodwill or other intangible assets recorded.

As a result of Legacy IronNet being the accounting acquirer in the Merger, the financial reports filed with the SEC by the Company subsequent to the Merger are prepared as if Legacy IronNet is the accounting predecessor of the Company. The historical operations of Legacy IronNet are deemed to be those of the Company. See Note 3 in the accompanying annual consolidated financial statements for more information.

As a public company, we have been and will continue to be required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to continue to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Overview

Gen. Keith B. Alexander (Ret.) founded our company in 2014 to solve the major cybersecurity problem he witnessed and defined during his tenure as former head of the NSA and founding Commander of U.S. Cyber Command: You can’t defend against threats you can’t see. Our innovative approach provides the ability for groups of organizations—within an industry sector, supply chain, state or country, for example—to see, detect and defend against sophisticated cyber attacks earlier and faster than ever before.

IronNet has defined a new market category called Collective Defense. IronNet has developed the Collective Defense platform, a solution that can identify anomalous (potentially suspicious or malicious) behaviors on computer networks and share this intelligence anonymously and in real time among Collective Defense community members. Collective Defense communities comprise groups of organizations that have common risks, such as a supply chain, a business ecosystem, or across an industry sector, a state, or a country. This cybersecurity model delivers timely, actionable, and contextual alerts and threat intelligence on attacks targeting enterprise networks, and functions as an early-warning detection system for all community members.

This new platform addresses a large and unwavering compound problem: limited threat visibility for increasingly borderless enterprises across sectors and at the national level, paired with ineffective threat knowledge sharing across companies and sectors and a “go it alone” approach to cybersecurity. These operational gaps, combined with market dynamics like the increased velocity of sophisticated cyber attacks and the deepening scarcity of qualified human capital, have set our mission to transform how cybersecurity is waged.

Our Business

We have focused on the development and delivery of a suite of advanced cybersecurity capabilities for detection, alerting, situational awareness and hunt/remediation combined into a comprehensive Collective Defense platform. We compliment these capabilities, delivered to both commercial and public sector enterprises, with professional services.

Software, Subscription and Support

Our primary line of business is the delivery of our integrated software capabilities through our Collective Defense platform. The platform is comprised of two flagship products:

IronDefense is an advanced NDR solution that uses AI-driven behavioral analytics to detect and prioritize anomalous activity inside individual enterprises. We leverage advanced AI/ML algorithms to detect previously unknown threats, which are those that have not been identified and “fingerprinted” by industry researchers, in addition to screening known threats, and apply our Expert System to prioritize the severity of the behaviors—all at machine speed and cloud scale.

IronDome is a threat-sharing solution that facilitates a crowdsource-like environment in which the IronDefense threat detections from an individual company are shared among members of a Collective Defense community, consisting of our customers who have elected to permit their information to be anonymously shared and cross-correlated by our IronDome systems. IronDome analyzes threat detections across the community to identify broad attack patterns and provides anonymized intelligence back to all community members in real time, giving all members early insight into potential incoming attacks. Automated sharing across the Collective Defense community enables faster detection of attacks at earlier stages.

Our Collective Defense platform is designed to deliver strong network effects. Every customer contributing its threat data (anonymously) into the community is able to reap benefits from the shared intelligence of the other organizations. The collaborative aspect of Collective Defense, and the resulting prioritization of alerts based on their potential severity, helps address the known problem of “alert fatigue” that plagues overwhelmed security analysts.

Our Collective Defense platform is largely cloud-deployed (public or private), though it is also available in on-premise and hybrid environments, and is scalable to include small-to-medium businesses and public-sector agencies as well as multinational corporations. We provide professional cybersecurity services such as incident response and threat hunting, as well as programs to help customers assess cybersecurity governance, maturity, and readiness. Our CS services are designed to create shared long-term success measures with our customers, differentiating us from other cybersecurity vendors by working alongside customers as partners and offering consultative and service capabilities beyond implementation.

Our Collective Defense platform is a subscription-based pricing and flexible delivery model, with 68% of our revenue for the year ended January 31, 2022 related to deployments involving our key public cloud providers Amazon Web Services and Microsoft Azure. We also support private cloud, or HCI such as Nutanix as well as on-premise environments through hardware and virtual options. To make it as easy as possible for customers to add Collective Defense into their existing security stack, we built a rich set of APIs that enable integrations with standard security products, including SIEM, SOAR, EDR, NGFW tools, and cloud-native logs from the major public cloud providers.

Professional Services

We sell professional services, including development of national cybersecurity strategies, cyber operations monitoring, security, training, red team, incident response and tailored maturity assessments. Revenue derived from these services is recognized as the services are delivered.

Financing to Date

Historically, we have financed our operations primarily through private placements of common stock, warrants and redeemable convertible preferred stock.

In connection with the execution of the Merger Agreement, a number of purchasers (each, a “Subscriber”) purchased an aggregate of 12,500,000 shares of our common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $125.0 million. Transaction costs associated with the issuance of the PIPE shares were $21.2 million. As a result of the Merger, we also received $13.3 million held in Legacy LGL’s trust account from proceeds related to public trust shares, net of stockholder redemptions. Transaction costs related to the issuance of the trust shares were $9.0 million.

During fiscal year 2022, we incurred a net loss of $242.6 million, of which $156.6 million related to a non-cash expense related to the modification of Restricted Stock Units, as well as a further non-cash expense to reflect the increase in fair market value in Private Warrants through the dates they were exercised, and used $83.7 million in cash to fund our operations. As of January 31, 2022, we had $47.7 million of cash on hand to continue to fund operations.

We expect our capital and operating expenditures to increase in connection with our ongoing activities, as we:

1.	continue to invest in research and development related to new technologies;

2.	increase our investment in marketing and advertising, as well as the sales and distribution infrastructure for its products and services;

3.	maintain and improve operational, financial, and management information systems;

4.	hire additional personnel;

5.	obtain, maintain, expand, and protect our intellectual property portfolio; and

6.	enhance internal functions to support our operations as a publicly-traded company.

Key Factors Affecting Our Performance

New customer acquisition

Our future growth depends in large part on our ability to acquire new customers. If our efforts to attract new customers are not successful, our revenue may decline in the future. Our IronDefense and IronDome platforms are designed to be used in conjunction with point solutions to capture and share critical data and findings to enable our behavioral analytics to identify threats and for defenders to respond more accurately and quickly. We believe that we have significant room to capture additional market share and intend to continue to invest in sales and marketing to engage our prospective customers, increase brand awareness, and drive adoption of our solution.

Customer retention

Our ability to increase revenue depends in large part on our ability to retain existing customers.

Investing in business growth

Since inception, we have invested significantly in the growth of our business. While remaining judicious and targeted in our investments, we intend to continue to invest in our research and development team to lead product improvements, our sales team to broaden our brand awareness and our general and administrative expenses to increase for the foreseeable future given the additional expenses for finance, compliance and investor relations as we grow as a public company. In addition to our internal growth, we may also consider acquisitions of businesses, technologies, and assets that complement and bolster additional capabilities to our product offerings.

Key Business Metrics

We monitor the following key metrics to measure our performance, identify trends, formulate business plans and make strategic decisions.

Recurring Software Customers

We believe that our ability to increase the number of subscription and other recurring contract type customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. We have a history of growing the number of customers who have contracted for our platforms on a recurring basis, which does not include our professional services customers. Our recurring software customers include customers who have a recurring contract for either or both of our IronDefense and IronDome platforms. These platforms are generally sold together, but they also can be purchased on a standalone basis. We have consistently increased the number of such customers period-over-period, and we expect this trend to continue as we increase subscription offerings to small and medium-sized businesses, in addition to increased subscription offerings for our larger enterprise customers. The following table sets forth the number of recurring software customers as of the dates presented:

	January 31,
	2022	2021
Recurring Software Customers	88	27
Year-over-year growth	226%	35%

Annual Recurring Revenue (“ARR”)

ARR is calculated at a particular measurement date as the annualized value of our then existing customer subscription contracts and the portions of other software and product contracts that are to be recognized over the course of the contracts and that are designed to renew, assuming any contract that expires during the 12 months following the measurement date is renewed on its existing terms. The following table sets forth our ARR as of the dates presented:

	January 31,
	2022	2021
	($ in millions)
Annual recurring revenues	$31.8	$25.8
Year-over-year growth	23%	72%

Dollar-based Average Contract Length

Our dollar-based average contract length is calculated from a set of customers against the same metric as of a prior period end. Because many of our customers have similar buying patterns and the average term of our contracts is more than 12 months, this metric provides a means of assessing the degree of built-in revenue repetition that exists across our customer base.

We calculate our dollar-based average contract length as follows:

a.	Numerator: We multiply the average total length of the contracts, measured in years or fractions thereof, by the respective revenue recognized for fiscal year 2022 and 2021, as applicable.

b.

Denominator: We use the revenue attributable to software and product customers for fiscal year 2022 and fiscal year 2021 in the numerator. This effectively represents the revenue base that is being generated by those customers.

Dollar-based average contract length is obtained by dividing the Numerator by the Denominator. Our dollar-based average contract length decreased from 2.9 to 2.7 years, or (7)%, for the year ended January 31, 2022 as compared to fiscal year 2021. As our revenues and our customer base increases, we expect our average contract length to trend downward over time. Declines in average contract length are not reflective of the average lifetime of a customer.

	January 31,
	2022	2021
	(in years)
Dollar-based average contract length	2.7	2.9

Calculated Billings

Calculated billings is a non-GAAP financial measure that we believe is a key metric to measure our periodic performance. Calculated billings represent our total revenue plus the change in deferred revenue in a period. Calculated billings in any particular period aims to reflect amounts invoiced or invoiceable to customers to access our software-based, cybersecurity analytics products, cloud platform and professional services, together with related support services, for our new and existing customers. We typically invoice our customers on multi-year or annual contracts in advance, either annually or monthly.

Calculated billings decreased $15.8 million, or (37)%, for fiscal year 2022 as compared to fiscal year 2021, primarily due to the timing of unusually high multi-year contract billings during the latter half of fiscal year 2021 as we typically invoice customers multi-year or annually in advance and, to a lesser extent, monthly in advance.

While we believe that calculated billings may be helpful to investors because it provides insight into the cash that will be generated from sales of our subscriptions, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter-to-quarter or year-over-year comparative measure. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our metric of calculated billings as a tool for comparison. Because of these and other limitations, you should consider calculated billings along with revenue and our other GAAP financial results.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to calculated billings:

	Year Ended January 31,
	2022	2021	2022 vs 2021
	($ in millions)
Revenue	$27.5	$29.2	$(1.7)	(6)%
Add: Total Deferred revenue, end of period	33.6	34.0	(0.4)	-1
Less: Total Deferred revenue, beginning of period	34.0	20.3	13.7	67
Calculated billings	$27.1	$42.9	$(15.8)	(37)%

Adjusted Net Loss

The following table shows our Adjusted Net Loss, a non-GAAP measure, for fiscal year 2022, which excludes the impacts of stock-based compensation expense, the revaluation of the Private Warrants prior to their cashless exercise, and transaction costs incurred related to the Merger from our net loss. These expenses were nonexistent as of January 31,2021:

For the Year Ended January 31,
2022
($ in thousands)
Net loss	$(242,647)
Stock compensation expense (1)	156,596
Change in fair value of warrants liabilities	11,265
Transaction costs expense (2)	3,166
Adjusted Net Loss	$(71,620)

1.

Total stock based compensation of $156.6 million has been recorded within research and development of $22.9 million, sales and marketing of $51.8 million, and general and administrative expense of $81.9 million on the statement of operations

2.	Transaction expenses have been recorded within general and administrative expense on the statement of operations

Components of Our Results of Operations

Revenue

Our revenues are derived from sales of product, subscriptions, subscription-like software products and software support contracts as well as from professional services. Products, subscriptions and support revenues accounted for 92% of our revenue in fiscal year 2022 and for 85% of our revenue in fiscal year 2021. Professional services revenues accounted for 8% of our revenue in fiscal year 2022 as compared to 15% in fiscal year 2021.

Our typical customer contracts and subscriptions range from one to five years. We typically invoice customers annually, in advance. We combine intelligence dependent hardware and software licenses as well as subscription-type deliverables with the related threat intelligence and support and maintenance as a single performance obligation, as it delivers the essential functionality of our cybersecurity solution. Most companies also participate in the IronDome collective defense software solution that provides them access to IronNet’s collective defense infrastructure linking participating stakeholders. As a result, we recognize revenue for this single performance obligation ratably over the expected term with the customer. Amounts that have been invoiced are recorded in deferred revenue or they are recorded in revenue if the revenue recognition criteria have been met. Significant judgment is required for the assessment of material rights relating to renewal options associated with our contracts.

Professional services revenues are generally sold separately from our products and include services such as development of national cyber security strategies, cyber operations monitoring, security, training, red team, incident response and tailored maturity assessments. Revenue derived from these services is recognized as the services are delivered.

Cost of Revenue

Cost of product, subscription and support revenue includes expenses related to our hosted security software, employee-related costs of our customer facing support, such as salaries, bonuses and benefits, an allocated portion of administrative costs and the amortization of deferred costs.

Cost of professional services revenue consists primarily of employee-related costs, such as salaries, bonuses and benefits, cost of contractors and an allocated portion of administrative costs.

Gross Profit

Gross profit, calculated as total revenue less total costs of revenue is affected by various factors, including the timing of our acquisition of new customers, renewals from existing customers, the data center and bandwidth costs associated with operating our cloud platform, the extent to which we expand our customer support organization, and the extent to which we can increase the efficiency of our technology and infrastructure through technological improvements. Also, we view our professional services in the context of our larger business and as a significant lead generator for future product sales. Because of these factors, our services revenue and gross profit may fluctuate over time.

Operating Expenses

Research and development

Our research and development efforts are aimed at continuing to develop and refine our products, including adding new features and modules, increasing their functionality, and enhancing the usability of our platform. Research and development costs primarily include personnel-related costs and acquired software costs. Research and development costs are expensed as incurred.

Sales and marketing

Sales and marketing expenses consist primarily of employee compensation and related expenses, including salaries, bonuses and benefits for our sales and marketing employees, sales commissions that are recognized as expenses over the period of benefit, marketing programs, travel and entertainment expenses, and allocated overhead costs. We capitalize our sales commissions and recognize them as expenses over the estimated period of benefit.

We intend to continue to make significant investments in our sales and marketing organization to drive additional revenue, further penetrate the market and expand our global customer base. In particular, we will continue to invest in growing and training our sales force, broadening our brand awareness and expanding and deepening our channel partner relationships. We expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

General and administrative

General and administrative costs include salaries, stock-based compensation expenses, and benefits for personnel involved in our executive, finance, legal, people and culture, and administrative functions, as well as third-party professional services and fees, and overhead expenses.

We expect that general and administrative expenses will increase in absolute dollars as we hire additional personnel and enhance our systems, processes, and controls to support the growth in our business as well as our increased compliance and reporting requirements as a public company.

Other income

Other income consists primarily of interest income.

Other expense

Other expense consists primarily of interest expense and foreign currency exchange losses.

Change in fair value of warrants liabilities

Change in fair value of warrants liabilities consists of the change in the fair value of warrants between the time on which they were valued as of the prior quarterly reporting period and the date on which they were exercised.

Provision for income taxes

Provision for income taxes consists of federal and state income taxes in the United States and income taxes and withholding taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state deferred tax assets.

Results of Operations

Comparison of Fiscal Year 2022 and Fiscal Year 2021

The following tables set forth our consolidated statements of operations in dollar amounts and as a percentage of total revenue for each period presented and the year over year change for each line item in dollar amounts and as a percentage:

	Fiscal Year Ended January 31,				2022 vs 2021
	2022		2021		Change $	Change %
	($ in thousands)
Product, subscription and support revenue	$25,347	92%	$24,701	85%	$646	3%
Professional services revenue	2,197	8%	4,526	15%	(2,329)	(51)%
Total revenue	27,544	100%	29,227	100%	(1,683)	(6)%
Cost of product, subscription and support revenue	8,225	30%	5,393	18%	2,832	53%
Cost of professional services revenue	1,158	4%	1,629	5%	(471)	(29)%
Total cost of revenue	9,383	34%	7,022	24%	2,361	34%
Gross profit	18,161	66%	22,205	76%	(4,044)	(18)%
Operating expenses
Research and development	52,899	192%	25,754	88%	27,145	105%
Sales and marketing	82,922	301%	30,381	104%	52,541	173%
General and administrative	112,099	407%	21,347	73%	90,752	425%
Total operating expenses	247,920	900%	77,482	265%	170,438	220%
Operating loss	(229,759)	-834%	(55,277)	-189%	(174,482)	316%
Other income	25	0%	71	0%	(46)	(65)%
Other expense	(1,183)	-4%	(90)	0%	(1,093)	1,214%
Change in fair value of warrants liabilities	(11,265)	-41%	—	0%	(11,265)	100%
Loss before income taxes	(242,182)	-879%	(55,296)	-189%	(186,886)	338%
Provision for income taxes	(465)	-2%	(77)	0%	(388)	504%
Net loss	$(242,647)	-881%	$(55,373)	-190%	$(187,274)	338%

Revenue

Total revenue decreased by $1.7 million or (6)% in fiscal year 2022 compared to fiscal year 2021.

Product, subscription and support revenue increased by $0.6 million primarily due to the net effect of the Company’s transition from contracts that had material non-recurring elements which would not renew in full, replaced by revenues from contract forms that were designed to fully renew with legacy customers and signing new customers.

Professional services revenue decreased $2.3 million or (51)% in fiscal year 2022 compared to fiscal year 2021, primarily due to the completion of a national cybersecurity strategy engagement in EMEA and a key enterprise engagement, in fiscal year 2021. Professional services accounted for 8% of our total revenue in fiscal year 2022 and 15% of our total revenue in fiscal year 2021.

Cost of revenue

Total cost of revenue increased by $2.4 million or 34%, in fiscal year 2022, compared to fiscal year 2021. Cost of product, subscription and support revenue increased by $2.8 million or 53%, in fiscal year 2022, compared to fiscal year 2021. The increase was due primarily to an increase in customer count during fiscal year 2022 as compared to fiscal year 2021, as well as costs incurred to fully ramp cloud hosting environments related to a significant revenue customer that was onboarded in fiscal year 2021, and a $0.7 million charge due to one-time product, subscription and support cost adjustments.

Cost of professional service revenue decreased by $0.5 million or (29)% in fiscal year 2022, compared to fiscal year 2021. The decrease in cost of service revenue was primarily due to a decrease in overall professional services revenue in 2022 compared to fiscal year 2021.

Gross Profit and Gross Margin

Customer mix changes resulted in a decrease in software gross margin to 68% in fiscal year 2022 compared to 78% in fiscal year 2021, and a decrease in professional services gross margin to 47% in fiscal year 2022 as compared to 64% in fiscal year 2021. The decrease in margin in fiscal year 2022 as compared to 2021 for software was primarily the result of onboarding a significant revenue customer in fiscal year 2021 which did not fully ramp their cloud costs until fiscal year 2022, and the delivery of a key significant service contract in EMEA in fiscal year 2021. Professional services margin will continue to be volatile contract to contract as we scale our business.

We expect that gross margins will improve in the near term. The in-period effect of the one-time adjustments to product, subscription and support gross margin related to an amortization catch-up for deployed sensors of $0.7 million was 2.0% impact to gross margin in fiscal year 2022. Margins may remain volatile compared to fiscal year 2021 due to the continuing presence of large contracts in our revenue mix.

The following tables show gross profit and gross margin, respectively, for software products and support revenue and professional services revenue for fiscal year 2022 as compared to fiscal year 2021.

	Fiscal Year Ended January 31,		2022 vs 2021
	2022	2021	Change $	Change %
	($ in thousands)
Product, subscription and support gross profit	$17,122	$19,308	$(2,186)	(11)%
Professional services profit	1,039	2,897	(1,858)	(64)%
Total gross profit	$18,161	$22,205	$(4,044)	(18)%

	2022	2021	Change
Product, subscription and support margin	67.6%	78.2%	(10.6)%
Professional services margin	47.3%	64.0%	(16.7)%
Total gross margin	65.9%	76.0%	(10.1)%

Operating expenses

Research and development

Research and development expenses increased by $27.1 million or 105%, in fiscal year 2022, compared to fiscal year 2021, primarily as the result of non-cash stock compensation expenses of $22.9 million, which was triggered by the modification of the restricted stock units. The remaining increase of $4.2 million was driven by the ramping of external costs to support product development and the increase in internal headcount, with some increase driven by cloud computing costs.

Overall research and development expenditure was 192% of total revenues in fiscal year 2022 as compared to 88% in fiscal year 2021, with the increase primarily being driven by an increase in non-cash stock compensation expense. We expect that our overall research and development expenditure rate as a percentage of revenues will decline in the future as compared to fiscal year 2022.

Sales and marketing

Sales and marketing expenses increased by $52.5 million or 173% in fiscal year 2022 as compared to fiscal year 2021, primarily as the result of non-cash stock compensation expenses of $51.8 million, which was triggered by the modification of the restricted stock units. The remaining increase of $0.7 million is due to the expansion of sales and marketing efforts as the Company is focused on growth.

Overall sales and marketing expenditure was 301% of total revenues in fiscal year 2022 as compared to 104% in fiscal year 2021, with the increase primarily being driven by the increase in non-cash stock compensation expense. We expect that our overall sales and marketing expenditure rate as a percentage of revenues will decline in the future as compared to fiscal year 2022.

General and administrative

General and administrative expenses increased by $90.8 million or 425% in fiscal year 2022, as compared to fiscal year 2021, primarily due to non-cash stock compensation expenses of $81.9 million, which was triggered by the modification of the restricted stock units. The remaining increase of $8.9 million was the result of an increase in costs related to becoming a publicly traded company and the overall efforts to grow and support business operations, including increased headcount, directors and officers insurance costs, and the implementation of systems to support operations as a public company.

Overall general and administrative expense was 407% of total revenues in fiscal year 2022 as compared to 73% in fiscal year 2021, with the increase primarily being driven by the increase in non-cash stock compensation expense. We expect that our overall G&A expenditure rate as a percentage of revenues will decline in the future.

Other income

Other income decreased by $46 thousand or (65)% in fiscal year 2022, compared to fiscal year 2021, primarily as the result of interest income.

Other expense

Other expense decreased by $1.1 million or 1,214% in fiscal year 2022, compared to fiscal year 2021, primarily as the result of interest expense related to loans outstanding during the year. These debts and the interest were paid off at the date of the Merger.

Change in fair value of warrants liabilities

Simultaneously with the closing of the Initial Public Offering, LGL Systems Acquisition Holding Company, LLC, a Delaware limited liability company, purchased an aggregate of 5,200,000 Private Warrants at a price of $1.00 per Private Warrant, for an aggregate purchase price of $5.2 million from Legacy LGL in a private placement that occurred simultaneously with the completion of the Initial Public Offering. Each Private Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Private Warrants was added to the proceeds from the Initial Public Offering and was held in the Trust Account until the closing of the Merger. The Private Warrants (including the shares of common stock issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until 30 days after the closing date of the Merger, and they may be exercised on a cashless basis and are non-redeemable so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees.

The warrants issued by Legacy LGL, our legal predecessor, to purchase its common stock in a private placement concurrently with its Initial Public Offering (the “Private Warrants”), were evaluated under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and it was determined that they do not meet the criteria to be classified as stockholders’ equity, and as such will be accounted for as liabilities, as further discussed in Note 1 of the notes to our consolidated financial statements included in this Form 10-K.

For the private warrants that have been exercised since the date of the Merger, the change in fair value of warrants liabilities consists of the change in fair value between the date on which they were valued, which is the date of the Merger, through the date on which they were exercised. The change in fair value of warrant liabilities for those private warrants that remain outstanding at the end of fiscal year 2022 consists of the change in fair value between the date of the Merger and January 31, 2022.

Provision for income taxes

The change in provision for income taxes was immaterial to the results of operations primarily due to our continued net loss position, the accumulation of net loss carryforwards, and offsetting valuation allowance.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses and negative cash flows from operations since inception. Through January 31, 2022, we have funded our operations with proceeds from sales of common stock and redeemable convertible preferred stock, proceeds related to the public trust shares held by LGL that were received as part of the recapitalization, loans, and receipts from sales of our products and services to customers in the ordinary course of business. As of January 31, 2022, we had cash and cash equivalents of $47.7 million, with no debt outstanding as of the end of the fiscal year.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. For the year ended January 31, 2022, we incurred a net loss of $242.6 million, and as of January 31, 2022, we had an accumulated deficit of $417.7 million. In addition, during the year ended January 31, 2022, we used $83.7 million of cash in operating activities. Because of the numerous risks and uncertainties associated with our commercialization and development efforts, we are unable to predict when we will become profitable, and we may never become profitable. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

As of July 31, 2022, we had cash and cash equivalents of $9,650, receivables of $9,227, and no debt.

As of January 31, 2022, we had approximately 8.6 million Warrants outstanding. Each Warrant is exercisable to purchase one share of common stock at $11.50 per share. Assuming the exercise in full of all of the Warrants for cash, we would receive up to an aggregate of approximately $99 million from the exercise of the Warrants. However, there can be no assurances that the Warrants will ever be exercised or that we will receive any proceeds from the exercise thereof.

Tumim Stone Capital Committed Equity Financing

On February 11, 2022, we entered into the Purchase Agreement with Tumim, pursuant to which Tumim has committed to purchase up to $175 million of common stock (the “Total Commitment”), at our direction from time to time, subject to the satisfaction of the conditions in the Purchase Agreement. Also on February 11, 2022, we entered into a registration rights agreement with Tumim (the “Registration Rights Agreement”), pursuant to which we have filed with the SEC the registration statement to register for resale under the Securities Act, the shares of common stock that have been and may be issued to Tumim under the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, at the time we signed the Purchase Agreement and the Registration Rights Agreement, we paid a cash fee of $1.75 million, or 1% of the Total Commitment, to Tumim as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement.

The sales of common stock by us to Tumim under the Purchase Agreement, if any, will be subject to certain limitations and may occur, from time to time at our sole discretion, over the approximately 36-month period commencing upon the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement (the “Commencement,” and the date on which the Commencement occurs, the “Commencement Date”), including that the registration statement covering the resale by Tumim of shares of common stock that have been and may be issued under the Purchase Agreement is declared effective by the SEC. From and after the Commencement Date, we will have the right, but not the obligation, from time to time at our sole discretion, to direct Tumim to purchase certain amounts of our common stock, subject to certain limitations in the Purchase Agreement, that we specify in purchase notices that we deliver to Tumim under the Purchase Agreement (each such purchase, a “Purchase”). Shares of common stock will be issued to Tumim at either a (i) 3% discount to the average daily volume weighted average price (the “VWAP”) of the common stock during the three consecutive trading days from the date that a purchase notice with respect to a particular purchase (a “VWAP Purchase Notice”) is delivered to Tumim (a “Forward VWAP Purchase”), or (ii) 5% discount to the lowest daily VWAP during the three consecutive trading days from the date that a VWAP Purchase Notice with respect to a particular purchase is delivered to Tumim (an “Alternative VWAP Purchase”). Each VWAP Purchase Notice to Tumim will specify whether the applicable purchase is a Forward VWAP Purchase or an Alternative VWAP Purchase, and will direct that Tumim purchase the applicable number of shares of common stock at the applicable purchase price. There is no upper limit on the price per share that Tumim could be obligated to pay for the common stock under the Purchase Agreement. The purchase price per share of common stock to be sold in a Purchase will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

Tumim Unsecured Convertible Promissory Note

On September 14, 2022, we also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with 3i LP (“3i”), which is an affiliate of Tumim, pursuant to which we issued a senior unsecured convertible promissory note to 3i for gross proceeds to us of $10,000. The initial promissory note has a principal balance of $10,300 and will have an 18-month term. Outstanding principal amounts will accrue interest at a rate of 5% per year. Beginning on the first day of the calendar month after 90 days have elapsed from the issuance of the initial promissory note, we will be obligated to make 15 monthly installment payments of principal and accrued interest. Subject to conditions and limitations set forth in the Securities Purchase Agreement, each of us and 3i may elect to convert outstanding principal and interest payments into shares of our common stock. Subject to a number of conditions set forth in the securities purchase agreement with 3i, including specified minimum trading prices and trading volumes, and the repayment or conversion of a specified portion of the initial convertible promissory note, we may borrow an additional $15,000 from 3i on the same terms and conditions as will be set forth in the initial convertible promissory note.

Long- Term Liquidity Requirements

Following the closing of the Merger, we no longer have any indebtedness, as all amounts then outstanding were repaid.

Our future capital requirements will depend on many factors, including, but not limited to the rate of our growth, our ability to attract and retain customers and their willingness and ability to pay for our products and services, and the timing and extent of spending to support our multiple and ongoing efforts to market and continue to develop our products. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. The proceeds available under the equity line with Tumim and under the convertible note financing with 3i may not be sufficient to fund our operations in which case we will be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If additional funds are not available to us on acceptable terms, or at all, our business, financial condition, and results of operations would be adversely affected.

The timing and extent of spending to support our efforts to market and continue to develop our products in fiscal 2023 has been in excess of forecasted levels and the delayed timing and magnitude of contracts with customers have been below the levels previously anticipated. Based on our current operating plans and after considering the liquidity sources described above, management believes that we may not have sufficient cash and cash equivalents and capital resources to support planned operations for at least one year from the date of issuance of these consolidated financial statements. Management has concluded that there is substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might become necessary should we be unable to continue as a going concern.

Cash Flows

For Fiscal Year 2022 and Fiscal Year 2021

The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,
	2022	2021
	(in millions)
Net cash used in operating activities	$(83.7)	$(42.7)
Net cash (used in) provided by investing activities	$(3.9)	$0.1
Net cash provided by financing activities	$103.4	$63.3

Operating Activities

Net cash used in operating activities during fiscal year 2022 was $(83.7) million, which resulted from a net loss of $(242.6) million, primarily driven by the modification of the restricted stock units awards of $156.6 million and related non-cash expenses. There was also an increase in the fair value of warrants liabilities of $11.3 million and an increase in accrued expenses. This was offset by an increase in accounts receivable of $3.2 million, attributable to higher than usual, multi-year cash prepayments received in 2021 as compared to the current year, and an increase in inventory of $0.5 million. We also saw a decrease in services revenue and increases in cost of sales totaling approximately $2.8 million as more customers’ analytics came more fully online during 2022.

Net cash used in operating activities during fiscal year 2021 was $(42.7) million, which resulted from a net loss of $(55.4) million, primarily driven by growth-related operating expenses exceeding gross profits from sales, adjusted for non-cash charges of $1.4 million and net cash inflows of $11.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $1.2 million of depreciation and amortization expense, $0.2 million in losses on the sale of fixed assets as the result of the closure of facilities, offset by a net credit in stock-based compensation expense due to increased forfeiture rates in fiscal 2021. Cash used in operating activities during fiscal year 2021 benefited from the change in deferred revenue of $13.7 million, offset by a decrease in accounts receivable of $3.4 million, which were the result of timing of new customer contracts.

Investing Activities

Net cash used in investing activities during fiscal year 2022 of $(3.9) million was primarily due to $(3.9) million in purchases of property and equipment.

Net cash provided by investing activities during fiscal year 2021 of $0.1 million was primarily due to $1.0 million in proceeds from the maturity of investments and $0.1 million in proceeds from the sale of property and equipment offset by $1.0 million in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $103.4 million during fiscal year 2022 was primarily due to gross proceeds from the Merger recapitalization of $13.3 million and issuance of PIPE Shares of $125.0 million and bank borrowings of $15.0 million, offset by loan repayments of $5.6 million.

Net cash provided by financing activities of $63.3 million during fiscal year 2021 was primarily due to net proceeds from our sale of preferred stock of $57.4 million, the net proceeds from loans of $5.6 million and the issuance of common stock, including upon exercise of stock options by employees of $0.3 million.

Contractual obligations

Our principal commitments consist of lease obligations for office space. As of January 31, 2022, we had lease payment obligations of $4.0 million, of which $1.0 million is payable within twelve months. For more information regarding our lease obligations, see Note 12, Commitments and Contingencies to the consolidated financial statements.

During fiscal year 2022 and in future years, we have made and expect to continue to make additional investments in our product, scale our operations, and continue to enhance our security measures. We will continue to expand the use of software systems to scale with our overall growth.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting policies, assumptions and judgements that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Our revenues are derived from sales of software, subscriptions, support and maintenance, and other services. We satisfy our performance obligations to recognize revenue for a single performance obligation ratably over the expected term with the customer.

Revenue is recognized when all of the following criteria are met:

1.

Identification of the contract, or contracts, with a customer—A contract with a customer to account for exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform, and (iii) we determine that collection of substantially all consideration to which we will be entitled in exchange for goods or services that will be transferred is probable based on the customer’s intent and ability to pay the promised consideration.

2.

Identification of the performance obligations in the contract—Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

3.	Determination of the transaction price—The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer.

4.

Allocation of the transaction price to the performance obligations in the contract—We allocate the transaction price to each performance obligation based on the amount of consideration expected to be received in exchange for transferring goods and services to the customer. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation on a relative standalone selling price based on the observable selling price of our products and services.

5.

Recognition of revenue when, or as, we satisfy performance obligations—We satisfy performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

Costs to Obtain or Fulfill a Contract

We capitalize incremental costs of obtaining a non-cancelable subscription and support revenue contract and on professional services revenue as contract acquisition costs. The capitalized amounts consist primarily of sales commissions paid to our direct sales force. The capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. Amortization of capitalized costs, which occurs on a straight line basis, is included in sales and marketing expense in the accompanying consolidated statements of operations. Contract fulfillment costs include appliance hardware and installation costs that are essential in providing the future benefit of the solution, which are also capitalized. We amortize our contract fulfillment costs ratably over the contract term in a manner consistent with the related revenue recognition on that contract and are included in cost of revenue.

Stock-based Compensation

Stock compensation expense for stock options is recognized on a straight line basis and with a provision for forfeitures matched to historical experience for matured grant cohorts. Stock compensation expense for RSUs granted under the 2014 Plan, which contain both service and performance conditions, is recognized on a graded-scale basis matched to the length and vesting tranches for each grant. Stock compensation expense for RSUs granted under the 2021 Plan have only service vesting conditions. Expense will be recognized on a straight-line basis for all RSU awards with only service conditions. In the event that a RSU grant holder is terminated before the award is fully vested for RSUs granted under either Plan, the full amount of the unvested portion of the award will be recognized as a forfeiture in the period of termination.

We use the Black-Scholes pricing model to estimate the fair value of options on the date of grant. On August 26, 2021, the Board determined that the Liquidity Event Satisfaction for the restricted stock units will be deemed to have been met as a result of the Merger and authorized that the shares of common stock subject to the awards will be delivered, in accordance with the terms of the Restricted Stock Unit Agreement. The Board’s determination of the Liquidity Event Satisfaction being met as a result of the Merger qualified as a modification of the original terms of the RSU Agreements as of the date of the Merger. All RSUs issued prior to the completion of the Merger were re-valued using a fair value of $12.85, which was the closing share price of our common stock on that date. Subsequent to the closing of the Merger, the fair value of RSUs will be based on the fair value of our common stock on the date of the grant.

As a consequence, we recognized non-cash expense subsequent to the Merger in an amount of $156.6 million related to 20,127,730 outstanding RSUs. This consists of $155.5 million associated with RSUs on a graded vesting schedule, which were issued under the 2014 Plan and $1.1 million associated with RSUs on a straight-line vesting schedule, issued under the 2021 Plan. 10,638,068 RSUs remain unvested as of January 31, 2022.

The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. We grant stock options at exercise prices determined equal to the fair value of common stock on the date of the grant. The fair value of our common stock at each measurement date is based on a number of factors, including the results of third-party valuations, our historical financial performance, and observable arms-length sales of our capital stock including convertible preferred stock, and the prospects of a liquidity event, among other inputs. We estimate an expected forfeiture rate for stock options, which is factored into the determination of stock-based compensation expense. The volatility assumption is based on the historical and implied volatility of our peer group with similar business models. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor do we intend to do so in the future.

These estimates involve inherent uncertainties and the use of different assumptions may have resulted in stock-based compensation expense that was different from the amounts recorded.

Recently Issued Accounting Standards

Refer to Note 1 of the notes to our consolidated financial statements included in this Form 10-K for our assessment of recently issued and adopted accounting standards.

Emerging Growth Company (“EGC”) Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates.